Exhibit 99.55

ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

July 27, 2018

Suite 575, 510 Burrard Street
Vancouver, B.C.  V6C 3A8

MAVERIX METALS INC.
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

INTRODUCTORY NOTES	2

CORPORATE STRUCTURE	3

GENERAL DEVELOPMENT OF THE BUSINESS	4

DESCRIPTION OF THE BUSINESS	11

RISK FACTORS	13

MATERIAL ASSETS	22

HOPE BAY MEASURED AND INDICATED RESOURCES — JUNE 30, 2017	33

HOPE BAY INFERRED RESOURCES — JUNE 30, 2017	34

HOPE BAY PROVEN AND PROBABLE RESERVES — JUNE 30, 2017	36

DIVIDENDS	48

DESCRIPTION OF CAPITAL STRUCTURE	48

MARKET FOR SECURITIES	49

ESCROWED SECURITIES	50

DIRECTORS AND OFFICERS	50

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	53

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	53

TRANSFER AGENT AND REGISTRAR	53

MATERIAL CONTRACTS	53

INTERESTS OF EXPERTS	53

AUDIT COMMITTEE	53

ADDITIONAL INFORMATION	55

SCHEDULE “A” — AUDIT COMMITTEE CHARTER

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form (“AIF”) contains “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this AIF and Maverix Metals Inc. (“Maverix” or the “Company”) does not intend to and does not assume any obligation to update forward-looking information, except as required by applicable law.  For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on reasonable assumptions that have been made by Maverix as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Maverix to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase precious metals or from which it will receive stream or royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; also, those risk factors discussed under the heading “Risk Factors” in this AIF.

Forward-looking information in this AIF includes disclosure regarding the gold and other metal purchase agreements (“Gold Streams” or “Streams” and each individually a “Gold Stream” or “Stream”) of Maverix, royalty payments to be paid to Maverix by property owners or operators of mining projects pursuant to net smelter returns (“NSR”), gross revenue royalty (“GRR”), and other royalty agreements (“Royalties” and individually a “Royalty”), the future outlook of Maverix and the mineral reserves and resource estimates for the La Colorada mine, the Mt. Carlton mine, the Hope Bay mine, and the Karma mine. Forward-looking statements are based on a number of material assumptions, which management of Maverix believe to be reasonable, including, but not limited to, the continuation of mining operations from which Maverix will purchase precious or other metals or in respect of which Maverix will receive Royalty payments, that commodity prices will not experience a material adverse change, mining operations that underlie Streams or Royalties will operate in accordance with disclosed parameters and such other assumptions as may be set out herein.

Although Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results to not be as anticipated, estimated or intended.  There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.  Accordingly, readers should not place undue reliance on forward-looking information. Readers of this AIF should carefully review the risk factors set out in this AIF under the heading “Risk Factors”.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this AIF relating to properties and operations in which Maverix holds Royalty, Stream or other interests, including the disclosure in this AIF under the heading “Material Assets - La Colorada Mine, Mexico”, under the heading “Material Assets - Mt. Carlton Mine, Australia”, under the heading “Material Assets — Hope Bay Mine, Canada” and under the heading “Material Assets — Karma Mine, Burkina Faso” is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a Royalty or Stream holder, Maverix has limited, if any, access to properties on which it holds Royalties, Streams, or other interests in its asset portfolio. The Company may from time to time receive operating information from the owners and operators of the mining properties, which it is not permitted to disclose to the public.

Maverix is dependent on, (i) the operators of the mining properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds Royalty, Stream or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some reported public information in respect of a mining property may relate to a larger property area than the area covered by Maverix’s Royalty, Stream or other interest. Maverix’s Royalty, Stream or other interests may cover less than 100% of a specific mining property and may only apply to a portion of the publicly reported mineral reserves, mineral resources and or production from a mining property.

As at the date of this AIF the Company considers its Gold Stream interest in the La Colorada mine and its Royalty interests in the Mt. Carlton mine, the Hope Bay mine, and the Karma mine to be its only material mineral properties for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Information included in this AIF with respect to the Mt. Carlton mine, the Karma mine, the Hope Bay mine, and with respect to the La Colorada mine has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the La Colorada mine is based on (i) the technical report entitled “Technical Report Preliminary Economic Analysis for the Expansion of the La Colorada Mine in Zacatecas, Mexico” having an effective date of December 31, 2013 which technical report was prepared for Pan American Silver Corp. (“Pan American”), and filed under Pan American’s SEDAR profile on January 30, 2014; (ii) Pan American’s Annual Information Form for the year ended December 31, 2017 and filed under Pan American’s SEDAR profile on March 22, 2018 (the “Pan American AIF”); and (iii) information that has been provided by Pan American and/or has been sourced from their news releases with respect to the La Colorada mine.

Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the Mt. Carlton mine is derived from information disclosed by Evolution Mining (“Evolution”) on its website at http://evolutionmining.com.au/mt-carlton/ including the following sources available on Evolution’s website (i) the Annual Report of Evolution for the year ended June 30, 2017 which Annual Report was disclosed on October 20, 2017 on Evolution’s website; and (ii) the Annual Mineral Resources and Ore Reserves Statement dated April 19, 2018 having an effective date of December 31, 2017.

The disclosure of mineral reserve and mineral resource information relating to the Mt. Carlton mine is presented in accordance with the reporting requirements of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia, 2012 Edition, as amended (“JORC 2012 Code”), which is accepted under the Canadian standards (as described below).

Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Classification System definitions of the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, are substantially similar to the JORC 2012 Code corresponding definitions of the terms “ore reserve”, “proved ore reserve”, “probable ore reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, respectively. Estimates of mineral resources and mineral reserves prepared in accordance with the JORC 2012 Code would not be materially different if prepared in accordance with the CIM definitions applicable under NI 43-101.

Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the Hope Bay mine is based on (i) the technical report entitled, “Technical Report on the Hope Bay Project, Nunavut, Canada” having an effective date of May 28, 2015, and prepared for TMAC Resources Inc. (“TMAC”); (ii) TMAC’s Annual Information Form for the year ended December 31, 2017 and filed under TMAC’s SEDAR profile on February 22, 2018; and (iii) information that has been disclosed by TMAC on its website at http://www.tmacresources.com and sourced from news releases of TMAC with respect to the Hope Bay mine.

Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the Karma mine is based on (i) the technical report entitled “Technical Report on an Updated Feasibility Study (GGI, GGII, Kao, Rambo & Nami Deposits) and a Preliminary Economic Assessment (North Kao Deposit) for the Karma Gold Project, Burkina

Faso, West Africa” having an effective date of August 10, 2014, and prepared for True Gold Mining Inc., a predecessor company to current owner, Endeavour Mining Corporation (“Endeavour”); (ii) Endeavour’s “Site Visit Presentations” presentation dated November 16, 2017; and (iii) an Endeavour 2017 year end review press release dated January 23, 2018, all of which are located on Endeavour’s website at http://www.endeavourmining.com/.

Doug Ward, B.Sc., Mining Engineering, MMSA, Vice President Technical Services for Maverix and a “Qualified Person” under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this AIF.

Currency Presentation

All dollar amounts referenced as “C$”, “CAD” or “CAD$” are references to Canadian dollars, all references to “US$”, “USD” or “USD$” are references to United States dollars, and all references to “A$”, “AUD” or “AUS$” are references to Australian dollars.

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars in effect at the end of each of the following periods, the average rate of exchange for those periods, and the rate of exchange in effect at the end of each of those periods, each based on the rate published by the Bank of Canada.

	Year Ended December 31,
	2017		2016

Rate at end of period	C$	1.2545	C$	1.3427

Average rate during period	C$	1.2986	C$	1.3248

High rate for period	C$	1.3743	C$	1.4589

Low rate for period	C$	1.2128	C$	1.2544

The following table sets out the high and low rates of exchange for one Australian dollar expressed in Canadian dollars in effect at the end of each of the following periods, the average rate of exchange for those periods, and the rate of exchange in effect at the end of each of those periods, each based on the rate published by the Bank of Canada.

	Year Ended December 31,
	2017		2016

Rate at end of period	C$	0.9801	C$	0.9707

Average rate during period	C$	0.9951	C$	0.9852

High rate for period	C$	1.0322	C$	1.0312

Low rate for period	C$	0.9645	C$	0.9367

CORPORATE STRUCTURE

Maverix was incorporated under the Canada Business Corporations Act (“CBCA”) on September 5, 2008 as “MacMillan Minerals Inc.” On July 11, 2016 Maverix completed a statutory plan of arrangement under the CBCA (the “Arrangement”), which involved the acquisition of Maverix Metals Inc. (a private company incorporated in British Columbia referred to herein as “PrivateCo”) and the acquisition of a portfolio of thirteen precious metal Streams, Royalties, and purchase agreements from Pan American (the “PA Royalty Portfolio”). In conjunction with the acquisitions of PrivateCo and the PA Royalty Portfolio, Maverix, among other things, changed its name from “MacMillan Minerals Inc.” to “Maverix Metals Inc.” and, effective January 31, 2017, PrivateCo was dissolved.

The Company’s head office is located at Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company’s registered and records office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, Canada.

The Company is a reporting issuer in British Columbia, Alberta and Ontario and its common shares (the “Common Shares”) are listed on the TSX Venture Exchange (the “TSX-V”) under the symbol “MMX”.

The Company has five subsidiaries: (i) Maverix Metals (Australia) Pty Ltd. which was incorporated under the laws of Australia in connection with the Company’s acquisition of a portfolio of Royalties from Gold Fields Netherlands Services BV (a wholly owned subsidiary of Gold Fields Limited) and certain of its affiliates (collectively, “Gold Fields”); (ii) Maverix Metals (Nevada) Inc. which was incorporated under the laws of the State of Nevada, United States in connection with the Company’s acquisition from Resource Income Fund, L.P. (“RIF”) of the Florida Canyon NSR Royalty; (iii) Maverix Metals (BVI) Limited which was incorporated under the laws of British Virgin Islands and acquired from Gold Fields in connection with the Company’s acquisition of a portfolio of Royalties from Gold Fields; (iv) Exploration Mac-Ore S.A. de C.V. incorporated under the laws of Mexico; and (v) Minera MacMillan S.A. de C.V. incorporated under the laws of Mexico.

Inter-Corporate Relationships

The chart below illustrates the Company’s inter-corporate relationships as at the date hereof:

* One (1) share held by Matt Fargey, an officer of the Company, in trust for the Company.

** Three thousand (3,000) shares held by Matt Fargey, an officer of the Company, in trust for the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Prior Business of Maverix

Prior to the completion of the Arrangement, as more particularly described below, Maverix (operating as MacMillan Minerals Inc. (“MacMillan”) at the time) was engaged in the business of the exploration and development of mineral properties in Mexico.

Readers are referred to the disclosure of Maverix prior to completion of the Arrangement (then referred to as MacMillan) for further information concerning the operations of Maverix prior to the completion of the Arrangement.

Completion of Arrangement to form Maverix Metals Inc.

PrivateCo was formed with the sole purpose of becoming a mining royalty and streaming company. PrivateCo’s primary activity from the date of its incorporation was negotiating, financing and structuring the acquisition of the PA Royalty Portfolio from Pan American and the related reverse-take over (“RTO”) transaction with MacMillan.

In the period from February 2016 to April 2016, PrivateCo raised approximately CAD$4,000,000 through the issuance and sale of subscription receipts. Each subscription receipt entitled the holder thereof to receive one common share of PrivateCo on the closing of the Arrangement, which common shares of PrivateCo were then exchanged for Common Shares of MacMillan pursuant to the terms of the Arrangement.

On July 11, 2016 MacMillan, Pan American and PrivateCo completed the Arrangement pursuant to which MacMillan acquired PrivateCo and the PA Royalty Portfolio from Pan American and changed its name to Maverix Metals Inc.

In addition to changing its name, Maverix also consolidated its pre-Arrangement Common Shares on the basis of one post-consolidation Common Share for each two pre-consolidation common shares.  Maverix’s Common Shares commenced trading on the TSX-V on July 12, 2016 under the symbol “MMX”.  The financial year end of Maverix was also changed to December 31.

Pursuant to the Arrangement, Maverix issued a total of 75,929,091 post-consolidation Common Shares and 20,000,000 Common Share purchase warrants (each a “Warrant”).  Of this amount, Pan American received 42,850,000 Common Shares and 20,000,000 Warrants. The shareholdings of Pan American are subject to a shareholders’ agreement between Pan American and Maverix. Following the closing of the Arrangement on July 11, 2016, Maverix had 79,837,856 Common Shares issued and outstanding of which Pan American held approximately 54% on a non-diluted basis.

Current Business of Maverix

Acquisition of the PA Royalty Portfolio

Pursuant to the Arrangement, Maverix acquired the PA Royalty Portfolio. The PA Royalty Portfolio consisted of thirteen (13) precious metal Streams, Royalties and payment agreements which are related to the following mines and projects as described below:

•                  La Colorada Mine - Gold Stream (Zacatecas, Mexico) — An agreement to purchase 100% of the gold produced from Pan American’s operating La Colorada silver mine, at an ongoing price that is the lesser of (i) US$650 per ounce and (ii) the spot market price per ounce, for the life of the mine.  The mine completed a major expansion in 2017 which should increase gold production over the balance of its currently planned mine life.

•                  San Jose Mine - NSR Royalty (Oaxaca, Mexico) — NSR Royalty of 1.5% on all metal sales from the Taviche Oeste concession at Fortuna Silver Mines Inc.’s (“Fortuna”) operating San Jose silver and gold mine. The mine has been producing ore from the Taviche Oeste concession, which hosts the Trinidad North veins since 2015.  Fortuna has completed the expansion of the mine and processing facilities and have ramped up production from Taviche Oeste to approximately one third of total mine production.

•                  Moose River Mine - NSR Royalty (Nova Scotia, Canada) — NSR Royalty of 3.0%, subject to an option held by the owner of the property to repurchase 2.0% of the NSR Royalty for CAD$2.5 million on the Touquoy deposit at Atlantic Gold Corporation’s Moose River open pit gold project. Atlantic Gold Corporation began production at the Touquoy deposit in 2017 with full production expected in 2018. At the date of this AIF 1% of the NSR Royalty has been repurchased.

•                  Shalipayco Project - NSR Royalty (Junin, Peru) — NSR Royalty of 1.0% on all metal production from the Shalipayco polymetallic development project. Shalipayco is an underground, pre-feasibility stage project that has been advanced by a joint venture lead by Nexa Resources SA. Pan American retains a 25% carried interest in the project.

•                  La Bolsa Project - Gold Stream (Sonora, Mexico) — An agreement to purchase 5.0% of future gold production at an ongoing price that is the lesser of (i) US$450 per ounce, and (ii) the spot market price per ounce, for the life of the mine from the feasibility stage La Bolsa project, an open pit/heap leach gold/silver project, currently owned by Pan American.

•                  Calcatreu Project - NSR Royalty (Rio Negro, Argentina) — An agreement to receive a payment equivalent to 1.25% NSR Royalty, on all metals produced from the pre-feasibility stage Calcatreu open pit/milling gold/silver project, currently owned by Patagonia Gold PLC (acquired from Pan American in January 2018).

•                  Tres Cruces Project - NSR Royalty (La Libertad, Peru) — NSR Royalty of 1.5% on the Tres Cruces concessions held by New Oroperu Resources Inc. Tres Cruces is under option and is being explored by Barrick Gold Corporation as potential source of ore for their nearby Lagunas Norte mine and mill facility.

•                  Pico Machay Project - NSR Royalty (Huancavelica, Peru) — NSR Royalty of 1.0% on the scoping stage Pico Machay open pit/heap leach gold project currently owned by Pan American.

•                  Taviche Este Project - NSR Royalty (Oaxaca, Mexico) — NSR Royalty of 1.5% on Aura Silver Resources Inc.’s early stage Taviche Este exploration project. The Taviche Este concessions are located near Fortuna’s San Jose mine.

•                  Quiruvilca Mine - NSR Royalty (La Libertad, Peru) — Agreement to receive a payment equal to 50% of all revenue received, including any sales proceeds, from Pan American’s 2.0% NSR Royalty on all metal production from the historic Quiruvilca zinc/silver mine owned and currently operated by Sociedad Minera Quiruvilca Inversiones S.A.

•                  La Jojoba Project - NSR Royalty (Sonora, Mexico) — Agreement to receive a payment equal to the proceeds received from a 2.0% NSR Royalty on the advanced exploration stage La Jojoba gold/silver deposit located near the recently active Lluvia de Oro open pit/heap leach mine. The project is currently held by Metallōrum Holdings S.A.P.I. de C.V., a private Mexican company. The La Jojoba NSR Royalty was sold by Maverix to Metallōrum Holdings S.A.P.I. de C.V. on May 19, 2017.

The PA Royalty Portfolio also included other Royalties on other early stage projects.

La Colorada Agreement

Maverix is a party to the long-term gold purchase and sale agreement (the “La Colorada Agreement”) dated July 7, 2016 between Maverix, Plata Panamericana S.A. de C.V. (“Plata”) and Pan American.  Under the La Colorada Agreement, Maverix has the right to purchase 100% of the gold produced from Pan American’s operating La Colorada silver mine at an ongoing price that is the lesser of (i) US$650 per ounce, and (ii) the spot market price per ounce, for the life of the La Colorada Mine.

Pan American Shareholder Agreement

As part of the Arrangement, Pan American and Maverix entered into a Shareholder Agreement dated July 7, 2016, as amended by an agreement dated January 16, 2017 (“PAS Shareholder Agreement”), pursuant to which Pan American and Maverix agreed that, among other things:

•                  provided that Pan American’s shareholdings of Maverix are equal to or exceed 50% of Maverix’s outstanding Common Shares, Pan American is entitled to two nominees for election to the Company’s Board of Directors;

•                  provided that Pan American’s shareholdings of Maverix are equal to or exceed 20% of outstanding Common Shares, Pan American is entitled to one nominee for election to the Maverix Board of Directors;

•                  Pan American will have certain rights in respect of equity financings of Maverix, including certain anti-dilution rights;

•                  Pan American’s shareholdings in Maverix are subject to certain restrictions, including a minimum hold period which expires on July 11, 2018, and following that, certain restrictions to ensure the orderly disposition of its shareholdings; and

•                  Pan American is obligated to give Maverix notice and an opportunity to make an offer to acquire any metal stream or royalty transactions which Pan American contemplates granting.

Acquisition of the GF Royalty Portfolio

On December 23, 2016, the Company acquired a portfolio of eleven Royalties from Gold Fields (the “GF Royalty Portfolio”) pursuant to a Purchase and Sale Agreement entered into with Gold Fields (the “Gold Fields Transaction”). As consideration for the GF Royalty Portfolio, Maverix issued to Gold Fields 42,850,000 Common Shares and 10,000,000 Warrants exercisable for five years at US$1.204 per Common Share.

The GF Royalty Portfolio includes the following key assets:

•                  Mt. Carlton Mine - NSR Royalty (Queensland, Australia) — a 2.5% NSR Royalty payable quarterly by Conquest Mining Pty Limited, a subsidiary of Evolution, on revenue from production minus allowable charges from certain tenements at the high-grade, open pit Mt. Carlton Mine, located 150km south of Townsville, Queensland.

•                  Beta Hunt Mine — NSR and GRR Royalties (Western Australia, Australia) — a 6.0% GRR payable quarterly on all gold production and 1.0% NSR Royalty payable quarterly on all revenue from nickel production minus allowable charges, from certain tenements at the underground Beta Hunt Mine located 600 km from Perth in Kambalda, Western Australia. The Beta Hunt Royalties (gold and nickel) are payable by Salt Lake Mining Pty Ltd, a subsidiary of RNC.

•                  Vivien Mine - GRR (Western Australia, Australia) — a 3.0% to 3.5% GRR payable quarterly by Ramelius Resources Limited on all products mined from the relevant tenements at the Vivien Gold Mine located 15 km west of the town of Leinster, Western Australia. The base rate is 3.5% unless the ore is treated at the Agnew Gold Mining Company Pty Ltd. mill, in which case the GRR Royalty will be 3.0%.

•                  Long Nickel Mine - GRR (Western Australia, Australia) — a variable sliding scale GRR of 0.65% to 5.0% of the value of the imputed nickel contained in concentrate in each monthly delivery payable by Independence Long Pty Ltd, a member of the Independence Group, on nickel mined from certain tenements comprising part of their Long Operation located 56km south of Kalgoorlie, Western Australia.

•                  El Peñón (Dominador/Fortuna) - NSR Royalty (Antofagasta, Chile) — a 2.0% NSR Royalty payable by Minera Meridían Limitada, a subsidiary of Yamana Gold Inc., on all minerals mined from the Dominador/Fortuna concessions (other than the Angelina Porphyry) which form part of the El Peñón Properties located near Antofagasta in northern Chile, and a 1.0% NSR Royalty on all mineral production on the area called the “Angelina Porphyry” located within the Dominador/Fortuna Concessions.

•                  Romero Project - NSR Royalty (San Juan and other Provinces, Dominican Republic) — a 1.25% NSR Royalty payable by GoldQuest Mining Corp. on all minerals mined from certain concessions located in the Dominican Republic. This royalty was acquired through the acquisition of all of the issued and outstanding shares of Gold Fields Dominican (BVI) Limited which subsequently changed its name to Maverix Metals (BVI) Limited.

The GF Royalty Portfolio also includes the following Royalties and interests:

•                  Mpokoto Project - NSR Royalty (Katanga, Democratic Republic of Congo) — a 1.5% NSR Royalty payable on all commercial production mined from the Kisenge Project, including the Mpokoto Gold Project which is 80% held (directly or indirectly) by Armadale Capital Plc. The Mpokoto Gold Project is currently in the pre-feasibility stage. It is located in the western part of the Katanga Province approximately 250km west of Kolwezi in the south west of the Democratic Republic of Congo. Maverix interest in the Kisenge Royalty is a 100% beneficial interest.

•                  Panton Sill Project - NSR Royalty (Western Australia, Australia) — a 2.0% NSR Royalty once production exceeds 100,000 ounces of platinum group metals mined from certain tenements in the Panton PGM Project held indirectly by Panoramic Resources Ltd. The Project is currently in the scoping stage. It is located in the Shire Halls Creek, in the East Kimberley Region of Western Australia.

•                  Scotia Gold Production Royalty (Western Australia, Australia) — upon production of 200,000 ounces of gold from relevant tenements, a payment of AUD$1.20 per dry tonne of ore milled from any gold mining operations carried out upon the relevant tenements forming part of the Scotia Gold and Nickel Project (currently in the early exploration stage) located 65km north-west of Kalgoorlie in the Goldfields district of Western Australia payable by Minotaur Gold Solutions Limited, a subsidiary of Minotaur Exploration Limited.

•                  Wayamaga - NSR Royalty (Saint Laurent du Manoni, French Guiana) — a 1.0% NSR Royalty payable by the project joint venture partners, Newmont Mining Corp.(51%) and Auplata S.A. (49%) on gold and all other metals mined from the early exploration stage project conducted on the A-Bon Espoir Permit and/or any other mining permit for production within the area covered by that permit located in the Amadis region of French Guiana.

•                  Nunavut Diamond - GRR (Nunavut Territory, Canada) — a 1.0% GRR is payable in respect of sales of diamonds mined from the relevant mineral titles forming part of the early exploration Committee Bay Project (which includes the Three Bluffs Project) located in Nunavut Territory, Canada held by Auryn Resources Inc.

Gold Fields Shareholder Agreement

As part of the Gold Fields Transaction, Gold Fields and Maverix entered into a Shareholder Agreement dated December 23, 2016 in substantially similar form to the PAS Shareholder Agreement, pursuant to which Gold Fields and Maverix agreed that, among other things:

•                  provided that Gold Fields’ shareholdings of Maverix are equal to or exceed 20% of outstanding Common Shares, Gold Fields is entitled to one nominee for election to the Maverix Board of Directors;

•                  Gold Fields will have certain rights in respect of equity financings of Maverix, including certain anti-dilution rights;

•                  Gold Fields’ shareholdings in Maverix are to be subject to certain restrictions, including a minimum hold period which expires on July 11, 2018, and following that, certain restrictions to ensure the orderly disposition of its shareholdings; and

•                  Gold Fields is obligated to give Maverix notice and an opportunity to make an offer to acquire any metal stream or royalty transactions which Gold Fields contemplates granting.

Pan American Warrant Exercise

Concurrently with the closing of the Gold Fields Transaction, Pan American exercised 10,000,000 Warrants having an exercise price of US$0.546 per Common Share for aggregate proceeds of US$5,460,000 (the “Warrant Exercise”). The Warrant Exercise was carried out as part of an early warrant exercise incentive arrangement with Pan American pursuant to which Maverix issued to Pan American 6,500,000 Warrants with an exercise price of US$1.204 per Common Share and expiring on July 8, 2021.

Acquisition of the Resource Income Fund (“RIF”) Royalties

On February 21, 2017, the Company acquired two NSR royalties from RIF (the “RIF Royalties”) pursuant to a Royalty Purchase and Sale Agreement entered into with RIF dated January 31, 2017 (the “RIF Transaction”). As consideration for the RIF Royalties, Maverix (a) issued an aggregate of 8,500,000 Common Shares, and (b) paid to RIF a one-time payment of US$5,000,000 in cash.

The RIF Royalties include the following key assets:

•                  Florida Canyon Mine - NSR Royalty (Nevada, USA) - a 3.25% NSR Royalty payable quarterly by Alio Gold Inc. (“Alio Gold”) on revenue from production of all metals and other materials, less allowable deductions, from the Florida Canyon open pit heap leach gold mine located in Pershing County, Nevada, United States. Prior to its acquisition by Alio in May 2018, Rye Patch Gold Corp. had restarted operations at the Florida Canyon mine in 2017. Alio is continuing the process of bringing the mine into full scale production.

•                  Beta Hunt Mine - NSR Royalties (Western Australia, Australia) - a 1.5% NSR Royalty payable quarterly on all gold production, and a 0.5% NSR Royalty payable quarterly on all revenue from nickel production, less allowable deductions, from certain tenements at the underground Beta Hunt Mine located 600 km from Perth in Kambalda, Western Australia. The Beta Hunt royalties (gold and nickel) are payable by RNC. As a result of the RIF Transaction, and following the Gold Fields Transaction, Maverix now has aggregate royalty rights to 7.5% of gold production (consisting of 6.0% GRR and 1.5% NSR Royalty), and 1.5% NSR Royalty on nickel production from Beta Hunt.

Acquisition of the Silvertip Royalty

On April 20, 2017, the Company acquired a 2.5% NSR Royalty on the Silvertip Mine (the “Silvertip Royalty”) from 0875786 B.C. Ltd. (“Seller”), a wholly owned subsidiary of Silvercorp Metals Inc. (“Silvercorp”), pursuant to a Royalty Purchase and Sale Agreement entered into with the Seller dated April 5, 2017. As consideration for the Silvertip Royalty, Maverix has (i) issued to the Seller 3,800,000 Common shares of Maverix, and (ii) has agreed to issue 2,800,000 Common shares of Maverix (the “Contingency Shares”) when the Silvertip Mine achieves (A) commercial production, and (B) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

The Silvertip Royalty consists of the following:

•                  Silvertip Mine — NSR Royalty (British Columbia, Canada) — a 2.5% NSR Royalty payable quarterly by Coeur Mining Inc. on revenue from production of all metals, metallic products or other mineral-based end products, recovered or derived in whatever form, less allowable deductions, from the Silvertip Mine located in northern British Columbia, approximately 16 km south of the Yukon border and 90 km southwest of Watson Lake.

Acquisition of the Karma Royalty

On December 1, 2017, the Company acquired a 2.0% NSR Royalty on the Karma Mine (the “Karma Royalty”) from Liberty Metals & Mining Holdings, LLC (“Liberty”), pursuant to a Royalty Purchase and Sale Agreement entered into with Liberty dated November 22, 2017. Maverix paid US$20,000,000 in cash to acquire the Karma Royalty.

The Karma Royalty consists of the following:

•                  Karma Mine — NSR Royalty (Burkina Faso) — a 2.0% NSR Royalty payable quarterly by Endeavour Mining Corporation on 85.5% of revenue from production of all metals, less allowable deductions, from the Karma Mine located in Burkina Faso.

Acquisition of the Newmont Royalty Portfolio

On June 29, 2018, Maverix acquired a portfolio of 50 Royalties (the “Newmont Royalty Portfolio”) from Newmont Mining Corporation and its affiliates (collectively, “Newmont”) pursuant to a Purchase and Sale Agreement entered into with Newmont dated May 29, 2018 (the “Newmont Transaction”).  As consideration for the acquisition of the Newmont Royalty Portfolio, Maverix issued 60,000,000 Common Shares and 10,000,000 Warrants to Newmont and made a cash payment to Newmont of US$17,000,000. The Warrants issued to Newmont are exercisable for five years at an exercise price US$1.64 per Common Share.

Certain of the Royalties that were due to be transferred pursuant to the Newmont Transaction were subject to a right of first refusal (“ROFR”) that permitted the underlying property owner the right to repurchase the specific royalty for cash on the same valuation as established by Newmont and Maverix.  A select few of the individual ROFRs were exercised which included, the royalties payable by Barrick Gold on the western extension of the Hemlo mine, Premier Gold on the McCoy Cove project, and the royalties payable on two additional non-producing exploration stage projects.

The Newmont Royalty Portfolio includes the following key assets:

•                  Hope Bay Mine — NSR Royalty (Nunavut, Canada) — a 1.0% NSR Royalty payable quarterly by Hope Bay Mining Ltd., a subsidiary of TMAC on the entire Hope Bay mine located in Nunavut, Canada. The Hope Bay mine covers the entire Hope Bay greenstone district and includes a currently operating underground mine, process facility, and two development stage underground mines.

•                  Goldfield Project — NSR Royalty (Nevada, USA) — a 5.0% NSR Royalty payable monthly by Romarco Nevada Goldfield Inc., a subsidiary of Waterton Global Resource Management (and including related entities, “Waterton”) on production from the Gemfield deposit at the development stage Goldfield project located in Nevada, USA. The Goldfield project consists of several open pit mines which are expected to supply a central heap leach processing facility.

•                  Hasbrouck Project — NSR Royalty (Nevada, USA) — a 1.25% NSR Royalty payable monthly by Vista Nevada Corp., a participating joint venture between West Kirkland Mining Inc. (75%) and Waterton (25%), on the development stage Hasbrouck and Three Hills properties, collectively the “Hasbrouck Project”, located in Nevada, USA. The Hasbrouck project is excepted to be developed as successive open pit mines utilizing heap leach processing.

•                  Converse Project — NSR Royalty (Nevada, USA) — a 5.0% NSR Royalty payable monthly by Romarco Nevada Inc., a subsidiary of Waterton, on a significant portion of the development stage Converse project, located in Nevada, USA. The Converse project is expected to be a large open pit operation employing heap leach processing.

•                  Amulsar Gold Project — Quarterly Payments (Vayots Dzor Marz and Syunik Marz, Armenia) — A right to receive US$20,000,000 by way of quarterly payments of US$1,000,000, commencing after commercial production is achieved at the Amulsar gold project in Armenia which is owned and operated by Lydian International Ltd.

The Newmont Royalty Portfolio also includes several industrial mineral and power royalties and land lease payments, located primarily in Nevada, which will generate revenue to Maverix each year.

Newmont Shareholder Agreement

As part of the Newmont Transaction, Newmont and Maverix entered into a Shareholder Agreement dated June 29, 2018, pursuant to which Newmont and Maverix agreed that, among other things:

•                  provided that Newmont’s shareholdings of Maverix are equal to or exceed 10% of outstanding Common Shares, Newmont is entitled to one nominee for election to the Maverix Board of Directors;

•                  Newmont will have certain rights in respect of equity financings of Maverix, including certain anti-dilution rights; and

•                  Newmont is obligated to give Maverix notice and an opportunity to make an offer to acquire any metal stream or royalty transactions which Newmont contemplates granting.

DESCRIPTION OF THE BUSINESS

Maverix is a precious metal streaming and royalty company that generates its revenue primarily from Gold Streams and Royalties. Maverix does not conduct active mining operations. Maverix currently has a portfolio of seventy-seven (77) Streams and Royalties, of which eleven (11) of these interests are on mines that are currently producing. Maverix is a Canadian publicly listed company and its Common Shares are listed for trading on the TSX-V under the symbol “MMX”.

Maverix seeks to acquire existing Streams and Royalties from the holders thereof or new Royalties or Streams directly from companies with development projects or operating mines. In return for making an advance payment to acquire a Stream, Maverix receives the right to purchase, at a fixed price, a percentage of a mine’s production for the operating life of the asset. Maverix may structure a Stream utilizing an alternative structure(s).

A royalty is a payment to a royalty holder by a property owner or an operator of a mining project and is typically based on a percentage of the minerals or other products produced or the revenues generated from the property. Depending on the nature of a royalty interest and the laws applicable to it and the project, the royalty holder is generally not responsible for, and has no obligation to contribute to operating or capital costs or environmental liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery for the minerals sold. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the agreement governing the terms of the royalty.

Principal Product

The principal products of Maverix are: (i) precious metals that it has agreed to purchase pursuant to Stream agreements that it has entered into with mining companies; and (ii) royalty payments pursuant to Royalty agreements acquired by Maverix or entered into with mining companies.

The Company’s material assets are its Gold Stream interest in the La Colorada mine and its Royalty interests in the Mt. Carlton, Karma, and the Hope Bay mines.

The following table summarizes the Streams that Maverix owns:

Interest	Mine Owner	Location of Mine	Attributable Production to be Purchased	Project Stage
La Colorada Mine	Pan American	Zacatecas, Mexico	100% of gold at a price that is the lesser of (i) US$650/oz and (ii) spot market price per oz	Producing
La Bolsa Project	Pan American	Sonora, Mexico	5% of future gold at a price that is the lesser of (i) US$450/oz and (ii) spot market price per oz	Pre-feasibility

The following table summarizes the main Royalty interests that Maverix owns either directly, or indirectly through one of its subsidiaries:

Royalty Name	Royalty Payor	Location of Mine	Royalty Interest	Current Project Stage
Hope Bay NSR	TMAC Resources Inc.	Nunavut, Canada	1.0% NSR Royalty	Producing
Mt. Carlton NSR	Evolution Mining Ltd.	Queensland, Australia	2.5% NSR Royalty	Producing
Karma NSR	Endeavour Mining Corporation	Burkina Faso	2.0% NSR Royalty	Producing
Beta Hunt Royalties	RNC Minerals	Western Australia, Australia	6.0% GRR, and 1.5% NSR Royalties on all Gold production, and; 1.5% total NSR Royalties on all Nickel production	Producing
Florida Canyon NSR	Alio Gold Inc.	Nevada, USA	3.25% NSR Royalty	Producing
Vivien GRR	Ramelius Resources Ltd.	Western Australia, Australia	3.5% GRR	Producing
San Jose NSR (Taviche Oeste)	Fortuna Silver Mines	Oaxaca, Mexico	1.5% NSR Royalty on production from the Taviche Oeste concessions	Producing
Silvertip NSR	Coeur Mining, Inc.	British Columbia, Canada	2.5% NSR Royalty	Producing
Moose River Consolidated NSR (Touquoy Deposit)	Atlantic Gold Corp.	Nova Scotia, Canada	3.0% NSR Royalty on the Touquoy deposit subject to a 2.0% NSR buyback for C$2.5 million	Producing
Shalipayco NSR	Nexa Resources SA and Pan American Silver	Junin, Peru	1.0% NSR Royalty	Feasibility
Goldfield NSR (Gemfield)	Waterton Global Resource Management	Neveda, USA	5.0% NSR Royalty	Feasibility
Romero NSR	GoldQuest Mining Corp.	San Juan, Dominican Republic	1.25% NSR Royalty	Feasibility
Converse NSR	Waterton Global Resource Management	Neveda, USA	5.0% NSR Royalty	Preliminary Economic Assessment

Further details regarding the purchase agreements entered into by Maverix in respect of its material Streams and the Royalty acquisition agreements can be found under the heading “General Development of the Business” above.

Competitive Conditions

Maverix will compete with other companies that operate in the stream and royalty market segment to acquire Streams and Royalties. Maverix will also compete with companies that provide financing to mining companies. Maverix also competes with other precious metals focused companies for capital and human resources.  See “Description of the Business — Risk Factors — Competition”.

Components

Maverix expects to purchase or acquire Royalties or Streams as previously described above under “Description of the Business”.

Employees

As at the date of this AIF, Maverix has a total of eight employees. No management functions of Maverix are performed to any substantial degree by persons other than the directors and executive officers of the Company.

Foreign Operations

Maverix currently purchases or expects to purchase gold or receives or expects to receive payments under Royalties from mines or operations in the United States, Canada, Mexico, Australia, Burkina Faso, Chile, Peru, Argentina, Democratic Republic of Congo, French Guiana, and the Dominican Republic. Maverix may in the future purchase precious metals or receive payments under Royalties from mines or operations in other countries. Changes in legislation, regulations or governments in such countries are beyond Maverix’s control and could adversely affect the Company’s business. The effect of these factors cannot be predicted with any accuracy by Maverix or its management. See “Description of the Business — Risk Factors — International Interests” in this AIF.

RISK FACTORS

Investors should carefully consider all of the information disclosed in this AIF prior to investing in the securities of Maverix. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in such securities. These risk factors could materially affect Maverix’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to Maverix. The risk factors described in this AIF are not the only risks that Maverix faces. Additional risks or uncertainties that Maverix does not have any knowledge of or are currently deemed as immaterial, could also materially adversely affect Maverix.

Risks Relating to Maverix

Changes in Commodity Prices that underlie Royalty, Stream or Other Interests

The price of Maverix’s Common Shares may be significantly affected by declines in commodity prices.  The revenue derived by Maverix from its asset portfolio will be significantly affected by changes in the market price of commodities that underlie the Royalty, Stream or other investments or interests of Maverix.  Maverix may not be able to generate positive cash flow from the Streams where particular commodity prices are at or below the prices that Maverix must pay for the metal as stipulated in the agreements.  Maverix’s revenue is particularly sensitive to the changes in the price of gold.  The cash flow derived from the La Colorada Gold Stream is 100% dependent on the future price of gold, and revenues from the Royalties on the Mt. Carlton mine, Hope Bay mine, and the Karma mine are dependent on the price of gold and gold production from those assets. The price of gold and other commodities fluctuate daily and are affected by factors beyond the control of Maverix, including levels of supply and demand, industrial development, inflation and interest rates, the U.S. dollar’s strength and geo-political events. External economic factors that affect commodity prices can be influenced by changes in international investment patterns, monetary systems and political developments.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from Royalties, Streams or working interests applicable to one or more relevant commodities. Even if Maverix worked to ensure a diversification of commodities that underlie its Royalties and Streams, the commodity market trends are cyclical in nature and a general downturn in commodity prices could result in a significant decrease in overall revenue.

Maverix Has No Control Over Mining Operations

Maverix is not directly involved in the operation of mines. The revenue Maverix may derive from its portfolio of Royalty and Stream assets is based on production from third party mine owners and operators. Maverix will enter into precious metal purchase agreements to purchase a certain percentage of precious metals or other metals produced by certain mines and operations and Maverix expects to receive payments under Royalty agreements from certain mines and operations, however, Maverix will not have a direct interest in the operation or ownership of those mines and projects. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third party owners and operators and those of Maverix in respect of a relevant project or property may not always be aligned. The inability of Maverix to control the operations for the properties in which it has a Royalty, Stream or other interest may result in a material adverse effect on the profitability of Maverix, the results of operations of Maverix and its financial condition. Except in a limited set of circumstances as specified in a specific Stream or Royalty, Maverix will not receive compensation if a specific mine or operation fails to achieve or maintain production or if the specific mine or operation is closed or discontinued. In addition, mining operations in respect of which Maverix holds an indirect interest may not commence commercial production and there can be no assurance that such mines or project will achieve profitable and continued production levels. In addition, the owners or operators may take action contrary to policies or objectives of Maverix; be unable or unwilling to fulfill their obligations under their agreements with Maverix; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with Maverix.  Maverix is also subject to the risk that a specific mine or project may be put on care and maintenance or have its operations suspended, on both a temporary or permanent basis.

The owners or operators of the projects or properties in which Maverix holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Maverix has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Maverix. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Maverix may be difficult or impossible to predict.

Variations in Foreign Exchange Rates

The operations of Maverix are subject to foreign currency fluctuations and inflationary pressures, which may have a material adverse effect on the profitability of Maverix, its result of operations and financial condition.  There can be no assurance that the steps taken by management to address such fluctuations will eliminate the adverse effects and Maverix may suffer losses due to adverse foreign currency fluctuations.

Market Price of the Common Shares of Maverix

The Common Shares of Maverix are listed and posted for trading on the TSX-V. An investment in the securities of Maverix is highly speculative.  The market price of securities of companies involved in the mining and natural resources industry have experienced substantial volatility in the past.  The price of the Common Shares is likely to be influenced by changes in commodity prices, the financial condition of Maverix or results of operations as reflected in the financial statements of Maverix and other risk factors identified in this AIF.

Delay Receiving or Failure to Receive Payments

Maverix is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant mines and mineral properties underlying Maverix’s Streams and Royalties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the Royalty or Stream properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Maverix’s rights to payment under the Royalties/Streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits Maverix’s ability to collect amounts owing under its Royalties/Streams upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit Maverix’s ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that Maverix should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue and a possibility that a creditor or the operator may claim that the Royalty or Stream agreement should be terminated in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of Maverix’s rights may result in a material and adverse effect on Maverix’s profitability, results of operations and financial condition.

Third Party Reporting

Maverix relies on public disclosure and other information regarding specific mines or projects that is received from the owners or operators of the mines or other independent experts.  The information received may be susceptible to being imprecise as the result of it being compiled by certain third parties.  The disclosure created by Maverix may be inaccurate if the information received contains inaccuracies or omissions, which could create a material adverse effect on Maverix.

In addition, a Royalty or Stream agreement may require an owner or operator to provide Maverix with production and operating information that may, depending on the completeness and accuracy of such information, enable Maverix to detect errors in the calculation of Royalty or Stream payments that it receives.  As a result, the ability of Maverix to detect payment errors through its associated internal controls and procedures is limited, and the possibility exists that Maverix will need to make retroactive revenue adjustments.  Of the Royalty or Stream agreements that Maverix enters into, some may provide Maverix the right to audit the operational calculations and production data for associated payments; however, such audits may occur many months following the recognition by Maverix of the applicable revenue and may require Maverix to adjust its revenue in later periods.

As a holder of an interest in a Royalty or Stream, Maverix will have limited access to data on the operations or to the actual properties underlying the Royalty or Stream.  This limited access to data or disclosure regarding operations could affect the ability of Maverix to assess the performance of the Royalty or Stream.  This could result in delays in cash flow from that which is anticipated by Maverix based on the stage of development of the properties covered by the assets within the portfolio of Maverix.

Disclosure Regarding Operations

Some Royalties or Streams may be subject to confidentiality arrangements which govern the disclosure of information with regard to the Royalty or Stream and, as such, Maverix may not be in a position to publicly disclose non-public information with respect to certain Royalties or Streams.  The limited access to data and disclosure regarding the operations of the properties in which Maverix has an interest, may restrict the ability of Maverix to enhance its performance which may result in a material and adverse effect on the profitability of Maverix, results of operations for Maverix and financial condition.  There can be no assurance that Maverix will be successful in obtaining these rights when negotiating the acquisition of Royalties or Streams.

Strategy for Acquisitions

As Maverix executes on its business plan it will seek to purchase Royalties and Streams from third parties.  Maverix cannot offer any assurance that it can complete any acquisition or proposed business transactions on favourable terms or at all, or that any completed acquisitions or proposed transactions will benefit Maverix.

At any given time Maverix may have various types of transactions and acquisition opportunities in various stages of review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions.  This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to Maverix and may involve the issuance of securities by Maverix to fund any such acquisition.  In addition, any such acquisition or other Royalty or Stream transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired.

Additionally, Maverix may consider opportunities to restructure its Royalties or Streams where it believes such a restructuring may provide a long-term benefit to Maverix, even if such restructuring may reduce near-term revenues or result in Maverix incurring transaction related costs. Maverix may enter into one or more acquisitions, restructurings or other Royalty and Streaming transactions at any time.

Maverix Cash Flow Risk

Maverix is not directly involved in the ownership or operation of mines. Maverix’s Royalty, Stream and other interests in properties or projects are subject to most of the significant risks of the operating mining company.  Maverix’s cash flow is dependent on the activities of third parties which could create risk that those third parties may, have targets inconsistent to Maverix’s targets, take action contrary to Maverix’s goals, policies or objectives, be unwilling or unable to fulfill their contractual obligations owed to Maverix, or experience financial, operational or other difficulties or set backs, including bankruptcy or insolvency proceedings, which could limit a third party’s ability to perform under a specific third party arrangement.  Specifically, Maverix could be negatively impacted by an operator’s ability to continue its mining operations as a going concern and have access to capital.  A lack of access to capital could result in a third party entering a bankruptcy proceeding, which would result in Maverix being unable to realize any value for its Stream, Royalty or other interest.

Change in Material Assets

As at the date of this AIF the La Colorada Gold Stream, the Mt. Carlton Royalty, the Karma Royalty, and the Hope Bay Royalties are currently material assets to Maverix, although as new assets are acquired or move into production, the materiality of each of the assets of Maverix will be reconsidered.  Any adverse development affecting the operation of, production from or recoverability of mineral reserves from the La Colorada mine, the Mt. Carlton mine, Karma mine, and the Hope Bay mine, or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on the profitability of Maverix, the financial condition of Maverix and results of its operations.

Dependence on Key Personnel

Maverix is dependent on the services of a small number of key management personnel. The ability of Maverix to manage its activities and its business will depend in large part on the efforts of these individuals. There can be no assurance that Maverix will be successful in engaging or retaining key personnel. The loss of the services of a member of the management of Maverix could have a material adverse effect on the Company.  From time to time, Maverix may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.  The number of persons skilled in the acquisition, exploration and development of Royalties and or Streams is limited and competition for such persons is intense.  Recruiting and retaining qualified personnel is critical to the success of Maverix and there can be no assurance of such success.  If Maverix is not successful in attracting and retaining qualified personnel, the ability of Maverix to execute on its business model and strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.

Competition

Maverix will compete with other companies for Streams and Royalties.  Other companies may have greater resources than Maverix.  Any such competition may prevent Maverix from being able to secure new Streams or acquire new Royalties.  Future competition in the mining and streaming industries could materially adversely affect Maverix’s ability to conduct its business.  There can be no assurance that Maverix will be able to compete successfully against other companies in acquiring new Royalty and or Stream interests.  In addition, Maverix may be unable to acquire Royalties or Streams at acceptable valuations which may result in a material and adverse effect on Maverix’s profitability, results of operations and financial condition.

Project Operators may not Respect Contractual Obligations

Royalty, Stream and other interests in properties or projects are contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects.  To the extent grantors of Royalties, Stream and other interests do not abide by their contractual obligations, Maverix may be forced to take legal action to enforce its contractual rights.  Such litigation may be time consuming and costly and there is no guarantee of success.  Any pending proceedings or actions or any decisions determined adversely to Maverix, may have a material and adverse effect on Maverix’s profitability, results of operations, financial condition and the trading price of the Common Shares of Maverix.

Conflicts of Interest

Certain directors and officers of Maverix also serve as directors and/or officers of other companies that are involved in natural resource explorations, development and mining operations, including Pan American, and consequently there exists the possibility for such directors and officers to be in a position where there is a conflict of interest.  Any decision made by any such directors and officers will be made in accordance with their duties and obligations to deal in good faith and in the best interests of Maverix and its shareholders.  Each director that is in a conflict of interest is required to declare such conflict and abstain from voting on a matter in which that director is conflicted in accordance with applicable law.

Global Financial Conditions

Global financial conditions can be volatile. Access to additional sources of capital, including conducting public financings, has been negatively impacted by sovereign debt concerns in Europe and emerging markets, as well as concerns over global growth rates. These factors may impact the ability of Maverix to obtain both debt and equity financing in the future and, if obtained, on terms favourable to Maverix. Increased levels of volatility and market turmoil can adversely impact the operations of Maverix and the value and the price of the Common Shares of the Company could be adversely affected.

Future Financing; Future Securities Issuances

There can be no assurance that Maverix will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede the funding obligations of Maverix or result in delay or postponement of further business activities which may result in a material and adverse effect on Maverix’s profitability, results of operations and financial condition. Maverix may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in dilution to shareholders.

Concentration of Share Ownership

As at the date of this AIF, Pan American owns approximately 25.72% of the outstanding Common Shares (on a non-diluted basis), Gold Fields owns approximately 19.9% of the outstanding Common Shares (on a non-diluted basis) and Newmont owns approximately 27.98% of the outstanding Common Shares (on a non-diluted basis). As a result of the share ownership and pursuant to shareholders’ agreements, Pan American, Gold Fields and Newmont each maintain certain rights including, but not limited to, a right to maintain their pro rata interest in Maverix should Maverix issue or sell any securities and a right to board appointees. The concentrated share ownership of Pan American, Gold Fields and Newmont could have the effect of delaying or preventing a change of control.

Expansion of Business

Maverix’s operations and expertise is focused on the acquisition and management of Royalties and Streams. Maverix may pursue acquisitions outside this area, including acquiring and/or investing in and/or developing resource projects. Expansion of the business activities of Maverix into new areas would present challenges and risks that it has not faced in the past, including many of the risks described under “Risks Related to Mines and Mining Operations”. The failure to manage these challenges and risks successfully may result in a material and adverse effect on Maverix’s profitability, results of operations, financial condition and the trading price of the Common Shares of Maverix.

Litigation affecting Properties

Potential litigation may arise on a property on which Maverix holds or has a Royalty or Stream interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners).  Maverix will not generally have any influence on the litigation and will not generally have access to data.  Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Maverix’s profitability, results of operations, financial condition and the trading price of the Common Shares of Maverix.

Changes in Tax Laws Impacting Maverix

There can be no assurance that new tax laws, regulations, policies or interpretations will not be enacted or brought into being that could have a material adverse effect on Maverix.  Any such change or implantation of new tax laws or regulations could adversely affect Maverix’s ability to conduct its business.  No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the profits of Maverix being subject to additional taxation or which could otherwise have a material adverse effect on the profitability of Maverix, Maverix’s results of operations, financial condition and the trading price of the Common Shares of Maverix.  In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make Royalties, Streams or other investments by Maverix less attractive to counterparties. Such changes could adversely affect the ability of Maverix to acquire new assets or make future investments.

Risks Related to Mines and Mining Operations

Risk Factors applicable to Owners and Operators of Properties in which Maverix holds an Interest

To the extent that they relate to the production of minerals from or the continued operation of, properties in which Maverix holds a Royalty or Stream interest, Maverix will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Exploration, Development and Operating Risks

Mining involves a high degree of risk. Mines and projects in which Maverix has or may enter into a precious metal purchase agreement or Royalty agreement are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather-related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave-ins, pit-wall failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down mining operations temporarily or permanently. Mining operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the mining operations.

Commodity Prices

Metal prices are subject to fluctuation and any future significant decline could result in mines, mining operations and project development to cease. Owners and operators of mines and development projects could be forced to cease operations or discontinue development of a particular project, which could materially adversely affect Maverix’s business operations and profitability.

Environmental Risks

All phases of mine operation or development are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mines and projects in which Maverix has an interest.  Also, unknown environmental hazards may exist on the properties at present which were caused by previous or existing owners or operators of the properties and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties.  One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Government Regulation, Permits and Authorizations

The exploration and development activities related to mine operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing specific mine operations in compliance with such laws and regulations are significant.  It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of mines or projects would not proceed with the development of, or continue to operate, a mine.  Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder and claims for damages to property and persons resulting from mining operations could result in substantial costs and liabilities for the owners or operators of mines or projects in the future such that they would not proceed with the development of, or continue to operate, a mine.

Government approvals, licences and permits are currently, and will in the future be, required in connection with mining operations.  To the extent such approvals are required and not obtained, mining operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of Maverix.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on mining operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Permitting

The operation of a mine or project is subject to receipt and maintenance of permits from appropriate governmental authorities.  Although Maverix believes that, other than as discussed elsewhere herein, the owners and operators of the mines and projects in which Maverix has an interest currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation.  Prior to any development on any of the properties, permits from appropriate governmental authorities may be required.  There can be no assurance that the owners or operators of the mines or projects will continue to hold all permits necessary to develop or continue operating at any particular property.

Infrastructure

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted.  A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of mines or projects and may delay exploration, development or extraction activities.  Certain equipment may not be immediately available or may require long lead time orders.  The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at a mine or project.  Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect operations at a mine or project.

Dependence on Operator’s Employees

Production from the properties in which Maverix holds an interest depends on the efforts of operators’ employees. There is competition for persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations.  Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of Maverix. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of Maverix.

Mineral Resource and Mineral Reserve Estimates

Mineral reserve and or mineral resource estimates for a specific mine or project may not be correct.  The figures for mineral resources and mineral reserves in this AIF are estimates only and were obtained from technical reports filed in respect of the La Colorada Mine, the Hope Bay Mine, and the Karma mine, and from Evolution’s annual reports and news releases in respect of the Mt. Carlton Mine. There can be no assurance that estimated mineral reserves and mineral resources will ever be recovered or recovered at the rates as estimated. Mineral reserve and mineral resource estimates are based on sampling and geological interpretation, and, are uncertain because samples used may not be representative. Mineral reserve and mineral resource estimates require revision (either to demonstrate an increase or decrease) based on production from the mine or project. The fluctuations of commodity prices and production costs, as well as changes in recovery rates, may render certain mineral reserves and mineral resources uneconomic and may result in a restatement of estimated reserves and/or mineral resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Depleted Mineral Reserve Replacement

Mines have a limited time of operation as a result of the proven and probable mineral reserves attributed to a specific mine.  A mining company operating a specific mine will be required to replace and expand mineral reserves depleted by a mine’s production to maintain production levels over a long term. It is possible to replace depleted mineral reserves by expanding known ore bodies, locating new deposits or acquiring new mines or projects.  Mineral exploration is highly speculative in nature. It can take several years to develop a potential site of mineralization. There is no assurance that current or future exploration programs conducted by mining companies will be successful.  There is a risk that the depletion of mineral reserves by mining companies that Maverix has contracted with will not be replenished by discoveries or acquisitions.

Relations with Employees

Production at mines or projects in which Maverix holds an interest depend on the efforts of employees. There is global competition for geologists and persons with mining expertise. The ability of a mining company to hire and retain geologists and persons with mining expertise is key to the specific mines or projects in which Maverix holds or may hold an interest. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which specific mines operate or in which a specific project is conducted.  Changes in such legislation or otherwise in a mining company’s relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the operation of mines or projects, the results of operations and financial condition.

Uninsured Risks

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where a mining company considers it practical to do so, it maintains insurance in amounts that it believes to be reasonable, including insurance for workers’ compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage.  Accordingly, a mining company’s insurance policies may not provide coverage for all losses related to their business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies’ profitability, results of operations and financial condition.

Land Title

Although title to specific mines or projects has been or will be reviewed by or on behalf of Maverix, no assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by specific mines or projects. Companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt.  It is possible that a specific mine or project may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, mining companies may be unable to operate the specific mine or project as permitted or to enforce their rights with respect to that specific mine or project which may ultimately impair the ability of these owners and operators to fulfill their obligations under their agreements with Maverix.

International Interests

Certain operations that underlie Maverix’s Streams and Royalties are conducted, or will be conducted, outside of the United States and Canada, including in Mexico, Peru, Chile, Australia, the Dominican Republic, French Guiana and the Democratic Republic of the Congo and could be exposed to political, economic or other risks or uncertainties. These types of risks or uncertainties may differ between countries and can include but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, fluctuations in currency exchange rates, inflation rates, labour unrest, risk of war or civil unrest, expropriation and nationalization, renegotiation or nullification of mining or mineral concessions, licenses, permits, authorizations and contracts, illegal mining or mineral exploration, taxation changes, modifications, amendments or changes to mining and mineral laws, regulations, policies, and changes to government regulations in respect of foreign investment and mining.

Permitting, Construction and Development

Certain mines and projects that Maverix may seek to invest in may be in various stages of permitting, construction, development and expansion.  Construction, development and expansion of such mines or projects is subject to numerous risks, including, but not limited to: delays in obtaining equipment, materials, and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices.  There can be no assurance that the owners or operators of such mines or projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such mines or projects in accordance with current expectations or at all.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples.  Maverix holds Royalty or Stream interests on operations located in some areas presently or previously inhabited or used by indigenous peoples.  Many of these materials impose obligations on government to respect the rights of indigenous people.  Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits.  The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The mining companies’ current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which Maverix holds a Royalty or Stream interest.  Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operators’ activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of Maverix’s Royalty or Stream assets.

Risks Related to the Securities of Maverix

Securities of Maverix are subject to Price Volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Factors unrelated to the financial performance or prospects of Maverix include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of Maverix at any given time may not accurately reflect the long-term value of Maverix.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them.  Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Maverix.

Limitations on the enforcement of Civil Judgments

A substantial portion of the assets of Maverix are located outside of Canada.  As a result, it may not be possible for investors in the securities of Maverix to collect on judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada.

MATERIAL ASSETS

As at the date of this AIF the Company’s Gold Stream on the La Colorada mine, and its Royalties due from the Mt. Carlton mine, the Hope Bay mine, and the Karma mine are its material assets. A description of each mine is included below.

La Colorada Mine, Mexico

A technical report was prepared for Pan American pursuant to NI 43-101 entitled “Technical Report Preliminary Economic Analysis for the Expansion of the La Colorada Mine in Zacatecas, Mexico” dated December 31, 2013 (the “La Colorada Report”).

The following description of the La Colorada Mine has been prepared in reliance, in part, on the La Colorada Report and the Pan American AIF and readers should consult the La Colorada Report and Pan American AIF to obtain further particulars on the La Colorada Mine. The La Colorada Report and Pan American AIF are available for review under Pan American’s profile on SEDAR (www.sedar.com).  Information in this section that provides non-material updates to information in the La Colorada Report has been provided by Pan American and/or has been sourced from Pan American’s press releases or continuous disclosure with respect to the La Colorada Mine.

While the Company does not have any knowledge that such information is not accurate, the Company has not independently verified this information and there can be no assurance that such third party information is complete or accurate. See “Introductory Notes — Technical and Third Party Information”.

Project Description, Location and Access

The La Colorada underground silver mine is located in the Chalchihuites district in Zacatecas State, Mexico, approximately 99 kilometres south of the city of Durango and 156 kilometres northwest of the city of Zacatecas.  The La Colorada mine is accessed primarily from the cities of Durango and Zacatecas by paved highway and all weather gravel roads.

The La Colorada Mine is owned and operated by Plata, a wholly-owned subsidiary of Pan American.  The La Colorada property, including certain exploration concessions outside the mining area, is comprised of 56 mining claims totalling approximately 8,395 hectares.  Pan American pays an annual fee to maintain the claims in good standing, and to the knowledge of Maverix, Pan American has met all of the necessary obligations to retain the project.

Pan American has control over approximately 1,119 hectares of surface rights covering the main workings.  All of the La Colorada mineral reserves and mineral resources and all of the known mineralized zones, mine workings, the processing plant, effluent management and treatment systems, and tailings disposal areas are located within the mining claims controlled by Pan American.

To the best of the knowledge of Pan American, the La Colorada Mine is not subject to any other Royalties, overrides, back-in rights, payments, or other agreements (other than the La Colorada Agreement) and encumbrances, other than governmental taxes, fees and duties.  Pan American’s Mexican operations are subject to governmental taxes, fees and duties, including: (i) a special mining duty of 7.5% applied to taxable earnings before interest, inflation, taxes, depreciation, and amortization; and (ii) a deductible extraordinary mining duty of 0.5% that is applied to the sale of gold, silver, and platinum.

There are no known significant factors or risks which could affect access, title, or the ability to perform work on the property.  Please refer to “Risks Related to Mines and Mining Operations” in this AIF for an overview of the risks relating to mining operations.

History

In 1925, the Dorado family operated mines at two locations on the La Colorada property.  From 1929 to 1955, Candelaria y Canoas S.A., a subsidiary of Fresnillo S.A., installed a 100 tonne per day flotation plant and worked the old dumps of two previous mines on the La Colorada property.  From 1933 to the end of World War II, La Compañía de Industrias Peñoles also conducted mining operations on the property.  From 1949 to 1993, Compañía de Minas Victoria Eugenia S.A. de C.V. operated a number of mines on the La Colorada property.  In 1994, Minas La Colorada S.A. de C.V. (“MLC”) acquired the exploration and exploitation claims and surface rights of Compañía de Minas Victoria Eugenia S.A. de C.V.  Until 1997, MLC conducted mining operations on three of the old mines on the La Colorada property at a rate of approximately 150 tonnes per day (“tpd”).

Historically, exploration has been in the form of development drifting on the veins. Prior to Pan American’s ownership, 131 diamond drill holes had been drilled.  In 1997, Pan American entered into an option agreement with MLC, during which time Pan American conducted exploration and diamond drilling programs as part of their due diligence reviews. Pan American acquired the La Colorada mine from MLC in April 1998 and has focussed production on the Candelaria, Estrella, and Recompensa mines.  No activity takes place at the Campaña mine.

Geological Setting, Mineralization, and Deposit Types

The La Colorada property is located on the eastern flanks of the Sierra Madre Occidental mountain range at the contact between the Lower Volcanic Complex and the Upper Volcanic Supergroup. The oldest rocks exposed in the mine area are carbonates and calcareous clastic rocks overlain by a conglomerate unit.  Most of the outcrop in the mine area is altered dacite of the regional Lower Volcanic Complex.  The stratigraphically highest rocks in the mine area are felsic tuffs correlated with the Upper Volcanic sequence.

Thirteen breccia pipes up to 100 metres in diameter have been identified on the property, which can extend vertically more than 400 metres below the surface. The breccias contain clasts of limestone and trachyte, often mineralized, in an altered trachyte matrix. Clasts of vein material have been found in the breccias suggesting that the pipes postdate the vein emplacement.

East to northeast striking faults dipping mostly moderately to steeply to the south form the dominant structures in the project area and controlled the deposition of mineralization by acting as conduits for mineralizing hydrothermal fluids.

La Colorada is a typical epithermal silver-gold deposit, with a transition in the lower reaches of the deposit to a more base metal predominant system. There are three separate active mining areas on the property, including the Candelaria, Estrella, and Recompensa areas. The main structure at Candelaria strikes generally east west.  The west part of the vein is referred to as HW and the east part is referred to as NC2, and there are a number of off-splits from these veins. The Estrella area includes the Amolillo vein, which is a split from the HW vein, and the Palomas vein, which is a split from Amolillo. The Recompensa zone produces or has produced from three areas: the Recompensa vein; Erika, which is a split from the Recompensa vein; and the Yuri replacement body, which lies between Erika and Recompensa.

Four dominant styles of mineralization are present at La Colorada, including breccia pipes, vein-hosted mineralization, replacement mantos within limestone, and deeper seated transitional mineralization.

Mineralization in the breccia pipes generally has lower silver values and elevated base metal values.  Mineralization is associated with intense silicification and occurs as disseminated galena and sphalerite with minor chalcopyrite and bornite. Sulphides are found in the clasts and the matrix.

Most mineralized veins on the property strike east to northeast and dip moderately to steeply to the south and are generally less than two metres in width. The HW Corridor at the Candelaria mine strikes east-west and dips moderately to the south, with true widths of approximately up to 15 metres, but most of the economic mineralization is located in quartz veins, which are on average one to two metres wide.  Where the veins are unoxidised, galena, sphalerite, pyrite, native silver, and silver sulphosalts are present.  The major mineralized veins are strongly brecciated and locally oxidised.

Manto style mineralization is found near vein contacts where the primary host rock is limestone. This style of mineralization was previously mined at Recompensa and is also present in areas of the Candelaria zone.  The mantos can form bodies up to six metres wide. The mineralogy of the mantos is characterized by galena and sphalerite with minor pyrite and chalcopyrite.

The deep seated transition mineralization, also known as NC2 Deep at the Candelaria mine, consists of both vein type mineralization and more diffuse stockwork and breccia zones.

Deep drilling has defined a restricted manto replacement body with lower silver-gold grades and higher lead zinc grades at the 1,000 metre level and remains open to depth. It is adjacent to the known vein system which continues at that depth.

The current mineral resource and mineral reserve currently comprises vein and manto hosted mineralization.  The economically most important veins are the NC2 and NCPHW veins at the Candelaria mine which together comprise 30% of the total mineral reserve ounces of silver as well as the Amolillo vein at the Estrella mine which contains a further 30% of the total mineral reserve.  The majority of the silver mineralization is found in the quartz veins which range from 2.0 to 2.9 metres wide.

The NC2 vein contains approximately 13% of the mineral resource and mineral reserve ounces of silver.  It is a narrow, one to seven metre wide mainly sulphide and partly oxide vein with a strike length of over 900 metres.  It is open to the east where it is cut by a trachyte dyke, and has been confirmed by drilling and drifting to continue in both width and grade on the other side of the dike.  Pan American drilled a hole that intersected the vein 400 metres below the current mineral reserves and believe the down-dip exploration potential is significant.  There are a number of other splits from this vein numbered NC1 to NC11 that, including NC2, combined contain approximately 38% of the mineral resource and mineral reserve ounces of silver.

The HW vein, also at the Candelaria mine, is a one to two metre thick vein with a strike length of over 1.1 kilometres.  The HW Corridor consists of four structures. The majority of the silver mineralization is found in quartz veins which average two metres wide but can widen up to six to seven metres at the intersections with the HW vein.

At the Estrella mine, the Amolillo oxide/sulphide vein is located 500 metres north of the NC2 and HW vein complex and approximately along strike to the east of the Recompensa vein. The vein has an average width of 1.8 metres and a strike length of approximately 1,300 metres. Pan American’s drilling results indicate that the Amolillo vein could be key to a possible mine expansion. Diamond drilling has intersected the vein 3000 metres below the deepest mining level, and expanded the lateral extension to the east and west by 900 metres for a total of 1,300 metres of current strike length.

The Recompensa mine contributes the fewest silver ounces to the mineral resources and mineral reserves. The main zones being exploited are the Recompensa and Erika veins and the Yuri manto replacement body located between the two veins. The Recompensa and Yuri are located more than a kilometre northwest of the NC2 and HW vein complex. The vein mineralization averages about 1.6 metres wide in the economically mineable zones, and contains a minor amount of oxide but mostly sulphide material.  Erika is a hanging wall split from the Recompensa vein and is relatively narrow at an average width of 0.7 metres in the economically mined zone. It contains only sulphide material.

Exploration

Mining had taken place at La Colorada for several decades prior to any modern exploration work, identifying most of the major structures.  For this reason, there has been little surface sampling or geophysics and other surveys.  For the past several years, Pan American has typically drilled on the order of 25,000-30,000 meters each year from surface and underground.

Drilling

The mine undertakes drilling on an annual basis for mineral resource and reserve definition. The drilling database contains in the order of thousands of drillholes from both surface and underground. All drilling at La Colorada is diamond core drilling and is performed from both surface and underground by either Company employees with a Company owned drill or by specialized drilling contractors under the supervision of the La Colorada mine geology department. In the past, underground holes were drilled BQ size until 2000 when the drillhole diameter in the HW corridor was increased to HQ size to improve core recovery. From 2008 to present the surface hole size has been increased to HQ and underground holes are drilled either at HQ, NQ or BQ sizes depending on the location and/or depth of the holes.

Sampling, Analysis, and Data Verification

Channel sampling is performed in ore development areas and stopes by sampling crews under the supervision of the mine geologist. Both channel and drill core sample intervals are approximately a metre in width.  There are no known drilling, sampling, or recovery issues that could materially impact the reliability of the results. Underground channel samples are brought directly to the on-site laboratory at the end of each shift. Underground drill cores are brought to the core shack, which is fenced and locked when there are no geology department employees present. Once the drillhole has been logged and sampled, the samples are transported to the on-site laboratory. Pan American states it has no reason to believe that the integrity of the samples has been compromised.

Pan American has used four commercial labs in the past for exploration assaying at La Colorada, including Bondar Clegg (Vancouver, B.C.), ALS Chemex (Vancouver, B.C.), Luismin (Durango, Mexico) and ALS Chemex de México (Guadalajara, México).  All gold and silver assays by the commercial labs have been done using fire assay with either an atomic absorption (“AA”) or gravimetric finish.  Base metals were assayed using acid digestion and AA determination.  All samples are now prepared at the La Colorada mine laboratory, which is ISO9001:2008 certified and operated by Pan American employees.  Samples are analyzed for gold and silver using fire assay with gravimetric finish, and for lead, zinc, and copper by acid digestion followed by AA.

The La Colorada mine geology department conducts a quality assurance/quality control (“QAQC”) program that is independent from the laboratory. The program includes the insertion of standards and blanks to the on-site laboratory and the submission of pulp duplicate samples to an external laboratory.  The results of the QAQC samples demonstrate acceptable accuracy and precision and that no significant contamination is occurring at the mine laboratory. Pan American is of the opinion that the data quality and reliability is to industry standard and is sufficient for use in resource and reserve estimation and mine planning.

Mineral Processing and Metallurgical Testing

As part of normal plant operation procedures, metallurgical analysis and testing is undertaken as required.  The majority of these analyses are to assess mill performance and metallurgical recovery. Metal recovery forecasts used in Pan American’s mine plans are based on the historical performance of the plant operations and the tonnes and grade of material that is planned to be mined.

Mineral Resource and Mineral Reserve Estimates

The following mineral reserves and mineral resources statements were obtained from the Pan American AIF.

Pan American management estimates that mineral reserves at La Colorada, as at December 31, 2017, are as follows:

La Colorada Mineral Reserves (1), (2)

Reserve Category	Tonnes (Mt)	Grams of Silver per tonne	Grams of Gold per tonne	% Zinc	% Lead
Proven	3.7	413	0.33	2.97	1.65
Probable	4.1	378	0.31	2.14	1.23
TOTAL	7.7	395	0.32	2.54	1.43

Notes:

(1)         Estimated using a price of $18.50 per ounce of silver, $1,300 per ounce gold, $2,600 per tonne of zinc and $2,200 per tonne of lead.

(2)         Lead and zinc grades shown are the average for the deposit. However, the base metals are only payable in the concentrates produced from the sulphide ores and not in the doré produced from the oxide ores.

Pan American management estimates that mineral resources at La Colorada, as at December 31, 2017, are as follows:

La Colorada Mineral Resources(1),(2)

Reserve Category	Tonnes (Mt)	Grams of Silver per tonne	Grams of Gold per tonne	% Zinc	% Lead
Measured	0.5	220	0.22	1.04	0.74
Indicated	1.8	221	0.19	0.66	0.39
Inferred	3.7	247	0.25	3.39	2.11

Notes:

(1)         These mineral resources are in addition to mineral reserves. Estimated using a price of $18.50 per ounce of silver, $1,300 per ounce gold, $2,600 per tonne of zinc and $2,200 per tonne of lead.

(2)         Lead and zinc grades shown are the average for the deposit. However, the base metals are only payable in the concentrates produced from the sulphide ores and not in the doré produced from the oxide ores.

Mineral resources are estimated using a polygonal method based on the data collected from both diamond drilling and underground channel samples.  A long section is produced of each structure and then divided into mineable blocks.  The volume of the block is estimated from the average width of the vein or mineralization intersection of each drillhole or channel located within a 30 metre radius of the mining block.  The grade of each block is estimated using inverse distance squared from the centre of the block by the length weighted average of the grade of the vein or mineralization of each intersection within a 30 metre radius of the block.  The samples are assessed and treated for extreme sample grades prior to averaging.  Average bulk density values from samples selected from spatially and geologically representative locations are applied to each mining block volume to estimate the tonnes of each block.   The data is processed using Excel software for each structure then combined to arrive at the total tonnes and grade of the mineral resource estimate.  The mineral resource estimates are updated annually with new information and updated geological interpretations and depleted annually for mining in the previous year.

Planned dilution is applied to each intersection to achieve a minimum mining width and to account for backfill which is inadvertently mucked each lift during the cut and fill stoping. Additional unplanned dilution is also applied in order to correlate with the reconciliation between the mineral reserve and the plant results.  Mining recovery is estimated depending on vein width and based on experience and observation at each mining area.  A value per tonne is calculated in each block considering the value paid for each metal, the expected metallurgical recovery of each metal to concentrate or to doré, and costs including insurance, penalties, refining, and transport.

Mineral resource confidence classifications are based on the proximity and density of geological and grade information in each block, as well as the interpretation and the experience of the mine geologist.  Mineral resources are then converted to mineral reserves depending on the resource classification and whether they can be economically mined.

Mineral reserve estimates are based on a number of assumptions that include metallurgical, taxation, and economic parameters.  Increasing costs or increasing taxation could have a negative impact on the estimation of mineral reserves.  There are currently no known factors that may have a material negative impact on the estimate of mineral reserves or mineral resources at La Colorada.

Mining Operations

The mining method used at all three mines is cut and fill stoping, with mine levels spaced 30 meters apart vertically, which allows optimization of ore recovery and selectivity from irregular, steeply dipping veins. Ground support is provided by rock bolts, with screen and shotcrete as required, as well as by backfilling the voids created by mining with development rock or mill tailings as the ore extraction advances. Either hand-held drills or electric hydraulic jumbo drills are used for development mining to access the ore, depending on the size of the excavation required.

Ore extracted from the Candelaria and Estrella mines is currently hoisted through the new Beaty Cimarron Shaft and hauled to the mill crusher stockpile.  When required, Candelaria and Estrella ore can be hauled up to the surface using one of the mine access ramps.  Ore extracted from the Recompensa mine is hauled by truck up a ramp to the mill crusher stockpile.

Processing and Recovery Operations

The operation produces both oxide and sulphide ore, which is processed through separate circuits. The daily processing capacity of the oxide plant is nominally 650 tonnes of ore. A new sulphide ore processing plant began operating in 2016 as part of the mine’s expansion project, which is expected to increase annual silver production to approximately 7.4 to 7.7 million ounces in 2018, while also resulting in significant increases in zinc and lead production. The total throughput at both plants reached in excess of 1,800 tpd in 2017 with the current life of mine plan projecting processing of 1,400 tpd of sulphide ore and 400 tpd of oxide ore.

The oxide plant comprises a conventional cyanide leach plant consisting of crushing, grinding, leaching, Merrill Crowe zinc precipitation, and on-site refining to produce precious metal doré.  The sulphide plant is a conventional flotation plant comprised of crushing, grinding and selective lead and zinc froth flotation circuits to recover precious and base metals into separate lead and zinc concentrates. Tailings from both plants are delivered as slurry to separate lined tailings storage facilities. Tailings from the sulphide plant are directed as required to a hydraulic backfill plant for re-use underground as backfill in the stopes.

The new Beaty Cimarron shaft, which is located between the Candelaria and Estrella mines, was commissioned in 2016 and increased hoisting capacity to 2,300 tpd. During 2017, Pan American processed 163,000 tonnes in the oxide plant and 492,000 tonnes in the sulphide plant, producing 7.1 million ounces of silver, 4,300 ounces of gold, 15,400 tonnes of zinc, and 8,800 tonnes of lead. In 2017, silver recovery averaged 83.7% from the oxide processing circuit and 93.1% from the sulphide processing circuit.

All precious metal doré produced at La Colorada is sent to one of two arm’s length precious metals refineries for refining under fixed term contracts.  After refining, the silver is sold on the spot market to various bullion traders and banks, and the gold is sold to Maverix pursuant to the La Colorada Gold Stream agreement.  All lead and zinc concentrates produced at La Colorada are sold to arm’s length smelters and concentrate traders under negotiated fixed term contracts, which consider the presence of any deleterious elements. The revenue per type of concentrate and doré produced by the La Colorada mine for the past three years were as follows:

	Revenue(1),(2)	Quantity
2017
Silver and Gold in Doré	$21.7 million	1,365,000	ounces of silver
		632	ounces of gold
Lead Concentrate[3]	$112.1 million	20,688	tonnes
Zinc Concentrate[3]	$37.9 million	26,749	tonnes

2016
Silver and Gold in Doré	$21.0 million	1,310,000	ounces of silver
		540	ounces of gold
Lead Concentrate[3]	$78.0 million	13,940	tonnes
Zinc Concentrate[3]	$19.3 million	19,270	tonnes

2015
Silver and Gold in Doré	$21.5 million	1,410,000	ounces of silver
		880	ounces of gold
Lead Concentrate[3]	$56.9 million	9,400	tonnes
Zinc Concentrate[3]	$11.2 million	14,930	tonnes

Notes:

(1)         Consists of sales to arm’s length customers.

(2)         Calculated as gross revenue plus export credit incentives less treatment and refining charges and export taxes.

(3)         Lead concentrates contain payable silver and gold.  Zinc concentrates contain payable silver.

Infrastructure, Permitting and Compliance Activities

The mine workings, processing plant, tailings and waste disposal areas, effluent management and treatment facilities, roads, and power and water lines have already been constructed and are located within the boundaries of the mining leases and surface rights controlled by Pan American. To the best of Pan American’s knowledge, all permits and licenses required to conduct activities on the project have been obtained and are currently in good standing.

The mine purchases electrical power from the Mexican national power utility and back up diesel power is also available.  As part of the La Colorada expansion project the mine constructed a new 115 kV power line in 2017.  Water for the mining operation is supplied from the underground mine dewatering systems and is adequate for the existing and planned future requirements of the mine.

An environmental impact statement (“EIS”) and risk assessment on the La Colorada property was submitted to the Mexican environmental authorities in early March 1999.  The EIS described the impact of proposed development and mining activities and provided conceptual plans for closure and remediation.  The EIS was approved by the Mexican authorities in November 1999 and renewed in late 2010.  In 2013, the Mexican authorities approved a modification to the existing environmental permits that allow the proposed expansion of the mine and process plant up to 2,000 tpd. A modification application to the plant expansion permit was approved in early 2015.

La Colorada has voluntarily participated in the Mexican Environmental Protection Authority’s “Clean Industry” Program which involves independent verification of compliance with all environmental permits and the implementation of good practice environmental management procedures and practices. The mine obtained its first certification in 2008 and has been re-certified every two years since, with the most recent certificate awarded in 2014. As of December 31, 2017, La Colorada continued in the re-certification process due to administrative delays.

The main environmental projects at La Colorada focus on the stability and revegetation of historic tailings facilities and an upgrade to existing mine water treatment infrastructure.

A closure cost estimate for La Colorada was prepared according to State of Nevada approved SRCE methodology in 2011 and is updated every year.  Pan American has estimated the present value of the final site reclamation costs for the La Colorada property to be approximately $5.9 million as at December 31, 2017.

Safety audits are conducted by Pan American’s Director of Health and Safety and safety managers from some of Pan American’s other mines.

La Colorada was the recipient of the prestigious “Casco de Plata” award for 2007, 2009, 2014 and 2015, for the best safety record for underground mines in Mexico with in excess of 500 employees, and took second place in the same category in 2013.  In both 2009 and 2014, La Colorada was awarded Pan American’s Chairman’s Safety Award.  During 2017, personnel employed at the mine attended over 56,000 hours of training.

Capital and Operating Costs

In 2017, total capital additions at La Colorada were approximately $20.1 million, with $6.9 million invested in expenditures related to the expansion project. The new sulphide plant and mine shaft were completed in 2016, and the new 115 kV power line was completed in 2017.  The remainder of the $20.1 million was invested in sustaining capital additions consisting of ventilation raises, equipment replacement and overhaul, diamond drilling, tailings facility expansion, site improvements and access road works.

Capital investments in 2018 will total between $21.5 million to $22.0 million. A total of $5.0 million is to be spent in a tailings storage facility lift project intended to generate life of mine savings. The remaining capital investment of between $16.5 million and $17.0 million is primarily related to approximately $12.0 million in equipment additions, replacements and overhauls; $2.0 million for the backfill project; and $2.0 million for exploration.

In 2017, direct operating costs at La Colorada were $67.2 million.

Exploration, Development and Production

In 2018, Pan American anticipates producing between 7.4 million and 7.7 million ounces of silver, between 4,200 and 4,300 ounces of gold, 17,000 and 18,000 tonnes of zinc, and between 9,200 and 9,400 tonnes of lead. They also plan to undertake approximately 15,400 metres of exploration drilling in 2018.

Mt. Carlton Mine, Australia

Unless otherwise noted, the disclosure of a scientific or technical nature summarized below is derived from information disclosed on Evolution’s website at http://evolutionmining.com.au/mt-carlton/ with respect to the Mt. Carlton mine including the following sources available on Evolution’s website (i) the Annual Report of Evolution, for the year ended June 30, 2017 which Annual Report was disclosed on October 20, 2017 on Evolution’s website; and (ii) the Annual Mineral Resources and Ore Reserves Statement dated April 19, 2018, having an effective date of December 31, 2017. While the Company does not have any knowledge that such information is not accurate, the Company has not independently verified this information and there can be no assurance that such third party information is complete or accurate. See “Introductory Notes — Technical and Third Party Information”.

Project Description, Location and Access

The Mt. Carlton mine is located in Queensland, Australia, 150 km south of Townsville. The Mt. Carlton Mine is 100% owned by Evolution.  Evolution transitioned to owner-miner in 2015.

History

•                  1980: Ashton applied for EPMs over Clarke Range area, which covered Mt Carlton

•                  1990: Gold Fields Australia joint ventured into the Carpentaria Gold (MIM) tenements

•                  2002: Conquest enters into a JV agreement with Carpentaria Gold (MIM) over Mt Carlton Project

•                  2003: Conquest exercised its pre-emptive right under the JV agreement to acquire 100% of the Mt Carlton Project from Carpentaria Gold (MIM)

•                  2006: Mt Carlton discovered

•                  Feb 2010: Definitive Feasibility Study completed

•                  Dec 2010: Conquest Board approves A$126.9M development

•                  Nov 2011: Evolution acquired 100% of Mt Carlton via Catalpa Resources and Conquest Mining merging and the concurrent acquisition of Newcrest Mining’s Cracow and Mt Rawdon gold mines

•                  Dec 2012: Construction completed and commissioning commenced

•                  Mar 2013: First concentrate produced

•                  Apr 2013: Official mine opening

•                  Jul 2013: Commenced commercial production

Geological Setting, Mineralization, and Deposit Types

The Mt. Carlton project is a high-sulphidation epithermal style deposit with mineralisation occurring within felsic volcanic rocks on the northern margin of the Permian Bowen Basin. The project comprises gold, silver and copper primarily as copper arsenic sulphides (enargite) and silver arsenic sulphides (tetrahedrite/polybasite) and some native gold (within pyrite).

The Mt. Carlton deposit comprises two discrete zones: the large gold dominant V2 deposit and the smaller, silver rich A39 deposit. The V2 deposit is flat lying and situated 20 metres to 180 metres below surface and is 70 metres thick with a 500 metre by 500 metre areal extent. The two deposits are located 200 metres apart.

The stratigraphy in the Mt. Carlton area is almost flat lying with a gentle 10 degree southerly dip. Sulphide veins dipping at moderate to steep angles to the NW host a majority of the known economic mineralisation.

Mineral Resource and Mineral Reserve Estimates

The Mt. Carlton mine’s Ore Reserve as at December 31, 2017 was 4.50 Mt at 4.92g/t gold for 712 koz gold, and mineral resources were 11.90 Mt at 2.77g/t gold for 1,061 koz gold, inclusive of reserves.  Resources and reserves are calculated by Evolution for Mt. Carlton and conform to JORC 2012 Code.

Gold — Mt. Carlton Mineral Resources — December 2017

	Measured			Indicated			Inferred			Total Resource
Mineral Resource	Tonnes (Mt)	Grade Au (g/t)	Cont. Metal Au (koz)	Tonnes (Mt)	Grade Au (g/t)	Cont. Metal Au (koz)	Tonnes (Mt)	Grade Au (g/t)	Cont. Metal Au (koz)	Tonnes (Mt)	Grade Au (g/t)	Cont. Metal Au (koz)
Open-cut	0.59	3.65	69	10.36	2.38	793	0.69	4.58	107	11.64	2.59	969
Underground	—	—	—	0.21	11.56	78	0.05	10.38	14	0.26	11.01	92
Total	0.59	3.65	69	10.57	2.56	871	0.74	5.09	121	11.90	2.77	1,061

Copper — Mt. Carlton Mineral Resources — December 2017

	Measured			Indicated			Inferred			Total Resource
Mineral Resource	Tonnes (Mt)	Grade Cu (%)	Cont. Metal Cu (kt)	Tonnes (Mt)	Grade Cu (%)	Cont. Metal Cu (kt)	Tonnes (Mt)	Grade Cu (%)	Cont. Metal Cu (kt)	Tonnes (Mt)	Grade Cu (%)	Cont. Metal Cu (kt)
Open-cut	0.59	0.37	2	10.36	0.41	43	0.69	0.68	5	11.64	0.43	50
Underground	—	—	—	0.21	0.99	2	0.05	1.40	1	0.26	1.06	3
Total	0.59	0.37	2	10.57	0.43	45	0.74	0.73	5	11.90	0.44	52

Notes:

•                  Data is reported to significant figures to reflect appropriate precision and may not sum precisely due to rounding.

•                  Mt. Carlton open pit mineral resources have been reported above a cut-off grade of 0.35 g/t gold. The open cut resources have been reported within an optimised shell based on an A$1,800/oz gold price, A$26/oz silver price and A$9,000/t copper price. The underground resource has been constrained within an optimised shell based on a 2.4 g/t gold cut-off.

•                  Mineral resources are reported inclusive of ore reserves.

Gold — Mt. Carlton Ore Reserves — December 2017

	Proved			Probable			Total Reserve
Ore Reserve	Tonnes (Mt)	Grade Au (g/t)	Cont. Metal Au (koz)	Tonnes (Mt)	Grade Au (g/t)	Cont. Metal Au (koz)	Tonnes (Mt)	Grade Au (g/t)	Cont. Metal Au (koz)
Open-cut	0.59	3.65	69	3.63	4.96	578	4.22	4.77	647
Underground	—	—	—	0.28	7.22	65	0.28	7.22	65
Total	0.59	3.65	69	3.91	5.11	643	4.50	4.92	712

Copper — Mt. Carlton Ore Reserves — December 2016

	Proved			Probable			Total Reserve
Ore Reserve	Tonnes (Mt)	Grade Cu (%)	Cont. Metal Cu (kt)	Tonnes (Mt)	Grade Cu (%)	Cont. Metal Cu (kt)	Tonnes (Mt)	Grade Cu (%)	Cont. Metal Cu (kt)
Open-cut	0.59	0.37	2	3.63	0.70	25	4.22	0.64	27
Underground	—	—	—	0.28	0.37	1	0.28	0.36	1
Total	0.59	0.37	2	3.91	0.66	26	4.50	0.62	28

Notes:

•                  Data is reported to significant figures to reflect appropriate precision and may not sum precisely due to rounding.

•                  Mt. Carlton open pit mineral reserves have been reported above a cut-off grade of 0.80 g/t gold. The open cut reserves have been reported within an optimised shell based on an A$1,350/oz gold price, A$20/oz silver price and A$6,000/t copper price. The underground resource has been constrained within an optimised shell based on a 3.7 g/t gold cut-off.

Mining, Processing, and Recovery Operations

The Mt. Carlton mine is an open-pit mine which commenced commercial production in July 2013 and was the first new gold mine opened in Queensland in more than a decade.  Production from the A39 open pit was completed in 2014, and mining production at Mt. Carlton now occurs exclusively from the V2 open pit, utilizing conventional drill and blast, load and haul methodologies.

Ore is sourced from the V2 gold-silver-copper deposit which is processed on site via conventional technology, consisting of crushing, grinding and flotation to produce a polymetallic concentrate which is shipped to China for smelting. Approximately 10-15% of gold feed is now recovered through a recently (2017) commissioned gravity circuit prior to the flotation circuit to produce doré gold bars which are sold to ABC Refinery in Sydney.  Processing capacity is 800,000 mt per year.

The V2 pit will have a life-of-mine strip ratio of 1.75:1 and will be mined over eight years. The low-grade ore will be stockpiled and processed after depletion of the high-grade ore, to be processed post completion of open pit mining.

Exploration, Development and Production

Underground Pre-feasibility Study confirmed positive economics for a Stage 4 pit cutback (on the V2 pit) combined with an underground operation to extract the Link Zone extending the Life of Mine to 2025. Commencement of a Definitive Feasibility Study, which will include additional resource definition drilling — expected to be completed in the second half of fiscal year 2018.

Evolution’s production guidance for Mt. Carlton for the 2018 fiscal year is 100,000 — 110,000 oz gold at an all-in-sustaining cost (“AISC”) of A$680 — A$730/oz.  AISC includes the costs of mining, milling and concentrating, on-site administration and general expenses, property and production royalties not related to revenues or profits, metal concentrate treatment charges, and freight and marketing costs less the net value of the by-product credits, plus royalty expense, plus sustaining capital expense, plus general corporate and administration expenses on a per ounce sold basis.

With respect to the fiscal year ended June 30, 2017, Mt. Carlton produced 105,024 oz in payable gold at a unit cash operating cost of A$307/oz and an AISC of A$622/oz.

Hope Bay Mine, Canada

A technical report was prepared for TMAC Resources Inc. (“TMAC”) pursuant to NI 43-101 entitled “Technical Report on the Hope Bay Project, Nunavut, Canada” having an effective date of May 28, 2015 (the “Hope Bay 2015 PFS”). The Hope Bay 2015 PFS is available for review under TMAC’s profile on SEDAR (www.sedar.com).  In addition to relying on the Hope Bay 2015 PFS, the Company has also augmented its understanding of the project by reviewing TMAC’s public disclosure, specifically news releases, and TMAC’s Annual Information Form for the year ended December 31, 2017 (the “2017 AIF”) dated February 22, 2018, all of which is available on TMAC’s website (www.tmacresources.com) and under the profile of TMAC on SEDAR (www.sedar.com).

While the Company does not have any knowledge that such information is not accurate, the Company has not independently verified this information and there can be no assurance that such third party information is complete or accurate. See “Introductory Notes — Technical and Third Party Information”.

Project Description, Location and Access

The Hope Bay Mine and surrounding land package (the “Project”) is located 685 km northeast of Yellowknife, Northwest Territories, and 160 km southwest of Cambridge Bay, Nunavut Territory, and is situated east of Bathurst Inlet, Nunavut Territory.  The nearest settlements are Umingmaktok, located 75 km to the west and Kingaun (Bathurst Inlet), located 110 km southwest.  The centroid of the Project lies approximately 160 km above the Arctic Circle at 67º30’ N latitude and 107º W longitude.

The Project comprises an area of 1,101 km2 and forms one large contiguous block that is approximately 80 km by 20 km in size.  Mineral tenure includes two Federal (Crown) mineral claims (covering an area of 1,667 ha); 69 Crown mining leases (48,020 ha); nine pending Crown mining leases (6,111 ha), and seven Inuit exploration agreements, which has recently been combined into one Mineral Exploration Agreement (“MEA”) covering an area of 55,976 ha.

Nunavut Tunngavik Inc. (“NTI”), the organization which coordinates and manages Inuit responsibilities set out in the Nunavut Land Claims Agreement (“NLCA”), holds the surface title and mineral rights to Inuit-Owned Lands (IOL) in the Kitikmeot region of Nunavut, including the surface rights over the entire Hope Bay Project area and mineral rights over selected portions of the Project.  The Kitikmeot Inuit Association (“KIA”) administers the surface rights and the Inuit Impact and Benefits Agreement (“IIBA”) associated with the Project.

History

The Hope Bay volcanic belt was first outlined in 1962 by J. A. Fraser of the Geological Survey of Canada during a reconnaissance scale mapping program.  There has been continuous exploration on the property by numerous companies since 1965.

The principal deposits (Boston, Madrid, and Doris) were discovered by BHP in 1992-1995.  Between 2000 and 2007, BHP’s successor Miramar completed a number of exploration programs and engineering studies at the Project.  In 2007, Newmont acquired Miramar and formed Hope Bay Mining Ltd. (“HBML”), which became registered owner of all the Hope Bay Project tenure.  From 2007 until care and maintenance in 2012, HBML conducted core drilling, geological mapping, sampling, metallurgical testwork, Mineral Resource estimation, preliminary metal leaching and waste rock characterization studies, collection of environmental and social baseline data, development of a site-wide, probabilistic water balance model, groundwater monitoring programs, and preliminary mining and engineering studies.

TMAC acquired the Hope Bay project in March 2013.

Geological Setting and Mineralization

The Project lies within the Hope Bay volcanic belt. The Hope Bay volcanic belt is located in the Bathurst Block, which covers approximately 16,000 km2 in the northeast portion of the Slave Structural Province. The Bathurst Block is isolated from the rest of the Slave Province by the Proterozoic cover of the Kilohigok Basin.

Gold mineralization is found in three areas: the Doris, Madrid, and Boston areas. The deposits are typical Archean lode deposit types which occur within folded and metamorphosed mafic volcanic rocks.

The Doris area hosts several distinctive suites of mafic volcanic rocks which are broadly divided into Mg and Fe tholeiites. Volcanic rocks were intruded by one or two phases or late mafic dykes of gabbroic composition. A series of diabase dykes and sills clearly crosscut all of the stratigraphy. The Doris Vein system is characterized by a series of north—south striking, subvertical, gold bearing, ductile-brittle structures that commonly host wide, stylolitic, ribboned, or bull quartz veins. A total of nine sub-parallel structures have been identified within the Doris system and have been traced by diamond drilling for greater than 2.3 km and from surface to 650 m deep.

The Madrid area is defined by a north-south striking package of mafic volcanics, including a sequence of Fe-Ti tholeiites, Mg tholeiites, komatiitic basalts, and synvolcanic to late gabbro and ultramafic rocks. Gold mineralization is most commonly associated with the high Fe-Ti tholeiites and is structurally controlled by a large-scale deformation zone. It is found in four zones comprising quartz-carbonate stockwork veining, which overprints dolomite-sericitealbite-pyrite altered mafic volcanic rocks. The gold mineralization is characterized by multistage brecciation and alteration with at least two separate gold mineralization events. Gold occurs within north-northeast, east, southeast, and north-northwest trending brecciated and carbonate altered zones and is associated with disseminated pyrite which replaces brecciated mafic fragments.

The geology of the Boston deposit is a bimodal assemblage of mafic and felsic volcanic rocks along with sedimentary rocks all of which are complexly folded about a large-scale synformalanticline. The core of the anticline is occupied by mafic volcanic rocks that host the Boston deposit and these in turn are overlain by sedimentary rocks. The structure is best defined by facing directions recognized by graded bedding, bedding-cleavage relationships in the sedimentary rocks and from pillow shelves in the mafic volcanic rocks. The geometry of this fold is well constrained by lithologic contacts. Gold mineralization is found in three zones in sub-vertical horizons of extensive hydrothermal alteration within a large iron-rich carbonatealtered shear zone. Organic carbon graphite is a common component of the Boston mineralized system, but not directly with the gold-bearing veins. Gold occurs within and around structurally controlled quartz-carbonate veins, which have been developed along lithological contacts. Gold is associated with sulphide mineralization, mainly as clots of the pyrite within veins and in the wallrock.

Exploration

The Hope Bay volcanic belt was first outlined in 1962. Exploration from 1965 to 1989 comprised geological mapping, prospecting, trenching and limited airborne magnetic surveys.

From 1991 to 2011, extensive exploration was conducted by BHP, Miramar, and Newmont/HBML. The 1991 to 2011 programs included geological mapping, geophysical surveys, geochemical surveys, diamond drilling, underground bulk sampling, and metallurgical testwork. TMAC exploration from 2013 through 2016 comprised mostly diamond drilling.

Mineral Processing and Metallurgical Testing

Metallurgical testing was carried out by Gekko Systems Pty Ltd. of Ballarat, Australia (“Gekko”) on the Doris, Doris North, and Naartok deposits. The results show that recoveries of 94% and 90% can be achieved using the flowsheet proposed by Gekko.  Metallurgical recoveries for Boston, Patch, and Suluk were estimated by previous Project operators and used in the Hope Bay 2015 PFS at 95%, 93%, and 84%, respectively.  Metallurgical recoveries for Wolverine and Rand were assumed by the Hope Bay 2015 PFS to be 93% and 90%, respectively, by comparing the geological characteristics of these deposits with those of the others.

The flowsheet utilizes two Gekko Python plants, each having a nominal 1,000 mtpd capacity.  The two Pythons are fed by a jaw crusher circuit.  The Python plant consists of secondary crushing, grinding, gravity gold recovery, and flotation. The flotation concentrate and gravity gold recovered will go to the Concentrate Treatment Plant (“CTP”) for further processing.  The CTP consists of regrind, cyanidation, resin gold recovery, doré gold bar production, and tailings treatment for the flotation concentrate residue.  The tailings treatment will consist of detoxification and filtering to form a filtercake that will be placed underground. The flotation tails will be pumped to the tailing impoundment area (“TIA”).

Gold recovery for the LOM averages 91.1%.

Mineral Resource and Mineral Reserve Estimates

Since completion of the Hope Bay 2015 PFS, TMAC has revised its resource and reserve estimates based on new drilling, net production, and updated geologic modelling.  The following discussion is an excerpt from a TMAC news release dated July 14, 2017 and titled “TMAC Resources Provides Operations Update and Reports 2017 Mineral Reserves & Mineral Resources Estimate, Hope Bay, Nunavut” which is available on the company’s website (www.tmacresources.com).

Measured and Indicated Mineral Resources for the Hope Bay Project have increased 9% from 4.51 million ounces in 2015 to 4.91 million ounces at the end of June 2017, compared with the Hope Bay 2015 PFS Mineral Resources. Significant factors that contributed to the revised resource estimate include:

•                  At Doris, Measured and Indicated Mineral Resources decreased by 96,300 ounces of gold. Reductions as a result of pre-production mining and refined geological modelling, have been partially offset by an increase in Mineral Resources below the diabase dyke (“BTD”). Indicated resources in the high grade Doris North BTD East Limb area total 68,000 tonnes grading 18.3 g/t Au containing 40,000 ounces of gold. Initial BTD resources are constrained to the portion of the East Limb that could be drilled sufficiently in 2016 from the exploration development above the dyke. The BTD access ramp has since progressed below the dyke and results from the current drill program will be incorporated into the 2018 Mineral Reserve and Mineral Resource statement. An increase of 27,000 ounces of gold is attributed to lowering the cut-off grade at Doris from 4.5 g/t Au to 4.0 g/t Au.

•                  At Madrid North, total Indicated Mineral Resources have increased 496,000 ounces of gold, most significantly as a result of diamond drilling in 2015 and 2016. An increase of 243,000 ounces of gold is attributed to lowering the cut-off grade at Madrid North from 4.5 g/t Au to 4.0 g/t Au. Indicated Resources in the Suluk zone have increased 79% or 350,000 ounces of gold and now total 794,000 ounces of gold.

•                  Measured and Indicated Mineral Resources at Madrid South and Boston remain unchanged from the 2015 PFS. TMAC opened the Boston camp in June 2017 and will complete 7,500 metres of surface diamond drilling. Results of the current drilling program at Boston will be incorporated into the 2018 Mineral Reserve and Mineral Resource statement.

HOPE BAY MEASURED AND INDICATED RESOURCES — JUNE 30, 2017

	Measured			Indicated			Measured and Indicated
	Grade			Grade			Grade
Zone	Tonnes (kt)	(Au g/t)	Ounces (koz)	Tonnes (kt)	(Au g/t)	Ounces (koz)	Tonnes (kt)	(Au g/t)	Ounces (koz)
Doris North	281	22.9	207	91	9.1	26	371	19.5	233
Doris Connector/Central				1,539	9.4	463	1,539	9.4	463
Doris Connector/Central BTD				141	8.4	38	141	8.4	38
Doris North BTD (East Limb and Extension)				68	18.3	40	68	18.3	40
Doris Total	281	22.9	207	1,838	9.6	567	2,119	11.4	774
Suluk				3,195	7.7	794	3,195	7.7	794
Rand				807	6.3	165	807	6.3	165
Naartok				7,441	7.5	1,800	7,441	7.5	1,800
Madrid Total				11,443	7.5	2,759	11,443	7.5	2,759
Patch 14				359	17.7	204	359	17.7	204
Wolverine				212	11.5	78	212	11.5	78
Madrid South Total				571	15.4	282	571	15.4	282
Boston UG North				236	6.0	46	236	6.0	46
Boston UG B2	608	10.3	201	2,189	9.6	673	2,798	9.7	874
Boston UG B3/B4				677	8.1	176	677	8.1	176
Boston Total	608	10.3	201	3,103	9.0	895	3,711	9.2	1,096
Grand Total	889	14.3	408	16,954	8.3	4,503	17,843	8.6	4,911

Inferred Mineral Resources for the Hope Bay Project have increased 19% from 1.43 million ounces in 2015 to 1.69 million ounces at the end of June 2017. Significant factors that contributed to the revised resource estimate include;

•                  At Doris, the most significant increase to Inferred Mineral Resources is from the high grade Doris BTD East Limb and Extension drilled during 2016. Current Inferred resources in the Doris BTD East Limb and Extension are 200,000 tonnes, grading 14.7 g/t Au, and containing 94,000 ounces of gold. Underground infill and expansion drilling in the Doris North BTD Extension area commenced in June 2017 from the BTD access ramp. The results of the 2017 diamond drilling will be incorporated into the 2018 Mineral Reserve and Mineral Resource statement. An increase of 28,000 ounces of gold is attributed to lowering the cut-off grade at Doris from 4.5 g/t Au to 4.0 g/t Au.

•                  At Madrid North, Inferred Mineral Resources total 843,000 ounces of gold. Subtractions due to upgrading of Inferred Resources to Indicated Resources were offset by increases from expansion diamond drilling. An increase of 128,000 ounces of gold is attributed to lowering the cut-off grade at Madrid North from 4.5 g/t Au to 4.0 g/t Au.

•                  Inferred Mineral Resources at both Madrid South and Boston remained unchanged from the Hope Bay 2015 PFS.

HOPE BAY INFERRED RESOURCES — JUNE 30, 2017

	Inferred
Zone	Tonnes (kt)	Grade (Au g/t)	Ounces (koz)
Doris North	62	6.9	14
Doris Connector/Central	204	5.8	38
Doris Connector/Central BTD	1,055	7.5	254
Doris North BTD (East Limb and Extension)	200	14.7	94
Doris Total	1,521	8.2	400
Suluk	2,583	6.3	524
Spur	188	5.5	33
Rand	238	5.6	43
Naartok	1,115	6.8	243
Madrid Total	4,125	6.4	843
Patch 14	182	6.8	40
Wolverine	238	10.7	82
Madrid South Total	420	9.0	122
Boston UG North	628	6.5	131
Boston UG B2	594	8.1	155
Boston UG B3/B4	172	7.8	43
Boston Total	1,393	7.4	330
Grand Total	7,459	7.1	1,694

Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral Resources are estimated at a cut-off grade of 4.0 g/t Au for Doris and Madrid North, and 4.5 g/t Au for Madrid South and Boston.

3. Mineral Resources are estimated using a long-term gold price of US$1400 per ounce, and a US$/C$ exchange rate of 0.85.

4. A minimum mining width of approximately 1.5 metres was used.

5. A 50 metre crown pillar allowance was applied to resources located below lakes.

6. Numbers may not add due to rounding.

7. Doris North has been depleted based on surveyed mining cavities up to the end of May 2017. For the month of June 2017, a mathematical depletion was used based on production figures and the average dilution used for the Mineral Reserve estimate for Doris North.

8. Mineral Resources are inclusive of those resources converted to Mineral Reserves.

9. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Proven and Probable Mineral Reserves for the Hope Bay Project have increased 2.9%, from 3.51 million ounces in 2015 to 3.61 million ounces at the end of June 2017, compared with the Hope Bay 2015 PFS Mineral Reserves.

Significant factors that contributed to the revised reserve estimate include;

•                  At Doris, total Proven and Probable Reserves, including the surface stockpile, decreased by 25,900 ounces of gold compared with the Hope Bay 2015 PFS Mineral Reserves. Pre-production sill development and associated mapping and sampling in Doris North, have refined the geological model and resulted in a highly constrained resource estimate. Some areas previously interpreted as bends in the mineralized quartz vein have been identified as fault offsets resulting in an overall decrease in contained ounces of gold. Pre-production development (including Newmont test mining) in ore of 182,500 tonnes grading 14.0 g/t Au, totalling 82,300 ounces of gold have been mined to June 30, 2017 and transferred to the surface stockpiles. As of June 30, 2017, 105,000 tonnes, grading 15.2 g/t Au, and containing 51,100 ounces of gold remains in the surface stockpile after processing. Mining depletion has been partially offset by the addition of initial reserves in a portion of the high grade Doris North BTD zone, where 2016 diamond drilling was sufficient to allow reserve estimation.

•                  At Madrid North Proven and Probable Reserves have increased by 125,900 ounces of gold. The change is a result of diamond drilling in 2015 and 2016 and associated detailed geological interpretation and modelling. Mineral Reserves at Naartok and Rand total 1.26 million ounces of gold, 40,000 ounces less than the PFS Mineral Reserves, as a result of refined geological modelling. Mineral Reserves at Suluk total 538,400 ounces of gold, an increase of 165,400 ounces over the Hope Bay 2015 PFS estimate due to diamond drilling and increased Indicated Resources and conversion to Probable Reserves.

•                  Proven and Probable Mineral Reserves at Madrid South and Boston remain unchanged over the Hope Bay 2015 PFS estimates as no additional diamond drilling had been completed at those locations since 2015.

Mineral Reserves and Mineral Resources were last updated and published in conjunction with the Hope Bay 2015 PFS. Mineral Reserves reported here were estimated using a long-term gold price of US$1,250/oz and US$/C$ exchange rate of 0.85. Mineral Resources were estimated using a long-term gold price of US$1,400/oz and US$/C$ exchange rate of 0.85.

HOPE BAY PROVEN AND PROBABLE RESERVES — JUNE 30, 2017

	Proven			Probable			Proven and Probable
Zone	Tonnes (kt)	Grade (Au g/t)	Ounces (koz)	Tonnes (kt)	Grade (Au g/t)	Ounces (koz)	Tonnes (kt)	Grade (Au g/t)	Ounces (koz)
Doris North	38	15.9	199	54	8.3	14	442	15.0	213
Surface Stockpile	105	15.2	51				105	15.2	51
Doris Connector/Central				1,415	8.0	366	1,415	8.0	366
Doris Connector/Central BTD				111	8.0	28	111	8.0	28
Doris North BTD (East Limb and Extension)				72	14.5	34	72	14.5	34
Doris Total	493	15.8	250	1,652	8.3	442	2,145	10.0	692
Suluk				2,420	6.9	538	2,420	6.9	538
Naartok and Rand				5,931	6.6	1,263	5,931	6.6	1,263
Madrid North Total				8,350	6.7	1,802	8,350	6.7	1,802
Patch 14				432	12.2	170	432	12.2	170
Wolverine				261	7.2	60	261	7.2	60
Madrid South Total				692	10.3	230	692	10.3	230
Boston	657	8.5	180	2,687	8.1	703	3,343	8.2	883
Boston Total	657	8.5	180	2,687	8.1	703	3,343	8.2	883
Grand Total	1,150	11.6	430	13,381	7.4	3,177	14,531	7.7	3,607

Notes:

1. CIM definitions were followed for Mineral Reserves.

2. Mineral Reserves are estimated using a cut-off grade of 4.4 g/t for Doris and Madrid North. Madrid South and Boston use a 4.7 g/t Au cut-off grade.

3. Mineral Reserves are estimated using an average long-term gold price of US$1250 per ounce and a US$/C$ exchange rate of 0.85.

4. A minimum mining width of 1.5 metres for longhole mining and 3 metres for Drift and Fill mining was used.

5. Density was calculated using the geological block model density field.

6. A 95% extraction factor was applied to longhole mining.

7. The application of dilution varied by deposit, and depended on stope thickness.

8. Numbers may not add due to rounding.

Mining Operations

Mining at the Hope Bay Project incorporates several methods in order to address the deposit geometry and anticipated ground conditions.  Mining will take place under permafrost conditions where the mineralization is located away from any water bodies and also under nonpermafrost conditions in what is known as the talik, unfrozen zones in the vicinity and under the lakes in the area.  Doris North will be in permafrost while the Connector and Central zones at Doris will be beneath the lake.  The Madrid North (part of Naartok) and the Madrid South (Patch 14 and Wolverine) deposits are situated beneath the lakes and therefore will not be under permafrost conditions.

The deposits will be accessed and services will be provided by a ramp decline from surface.  The ramp will also be used for ore and waste haulage from the underground operations.

The sequence of mining will begin with Doris North.  Part of Doris North, in the “hinge” zone, will be mined by the Drift and Fill method, as the widths and thicknesses are amenable to this stoping method, thereby providing for optimum extraction of the Mineral Reserves. This method will also eliminate the need for leaving pillars.  The limbs of the Hinge, Connector, and other zones such as the Madrid North (Naartok, Suluk, and Rand) will be mined using narrow vein longhole stoping methods with sub-levels placed at 20 m vertical intervals (effective 16 m longhole stopes) to minimize drill hole deviation.  The Madrid South (Patch 14 and Wolverine) zones will be mined using Drift and Fill in smaller sections of the zone thereby permitting use of this conventional method in order to optimize extraction and minimize dilution.  The Naartok zone is wide in areas and therefore Transverse Longhole mining was considered in the earlier PEA study, however, there are sufficient breaks across the zone to permit using Longitudinal Longhole stopes to optimize extraction and reduce dilution.

To optimize extraction of the Mineral Reserves, backfill consisting of cemented rock fill (“CRF”) will be used.  Unconsolidated backfill will also be used where possible and frozen fill will also be tested for effectiveness.  The mining plan does not incorporate permanent pillars in ore, however, if required for ground support, lower grade areas will be considered.  Detailed definition diamond drilling prior to stope development will permit determination of such potential areas.

Production over the 20 year LOM period averages 2,000 tpd from two mine operations.  Four mines including Doris (North and Connector veins), Madrid North (Naartok, Suluk, Rand veins), Madrid South (Patch 14 and Wolverine veins), and Boston make up the sources of ore that will be produced during the mine life.  Of the 14.3 million tonnes of ore produced during the LOM, the distribution by mine will include Doris at 17%, Madrid North at 55%, Madrid South at 5%, and Boston at 23%.

The extraction sequence will follow the LOM mine plan with production coming from the Doris veins first followed by Madrid North and Madrid South as the all-weather road is being constructed to access the Boston site.  Boston will then come into production in year six and continue until year 17.  Similarly, Madrid North’s Naartok vein (the largest) will commence production in year five and continue until year 19.  During the mine life, exploration diamond drilling will carry on hence there is a reasonable expectation that one or several of the mines will see some additional production as these zones are for the most part open to depth and on strike.

Processing and Recovery Operations

This section has been taken from TMAC’s 2017 AIF as this update reflects current operating conditions.

Following the acquisition of the Hope Bay project, the Company engaged Gekko to resume preliminary engineering studies for a process plant. Gekko had performed significant metallurgical and design work since 2002 for previous owners of the Hope Bay Property. Gekko was selected by TMAC based on the modular nature of its products and flowsheet, flexible gravity recovery circuit for high-grade precious metal feed, and performance in other sites. Gekko conducted further metallurgical test work on Doris ores and completed a preliminary design in October 2014. Based on this preliminary design, Gekko was instructed to proceed with detailed engineering in December 2014. Further testwork on Madrid ores using this flowsheet was completed in early February 2015 and yielded successful results.

The Plant produces gold from ore processed at the Doris site. The engineering contract with Gekko for the Plant was completed in March 2015 and a fabrication and procurement contract with Gekko was entered into in April 2015. The Plant will ultimately consist of two, 1,000 mtpd, modular concentrator lines (“CL”), and currently has one 1,000 mtpd modular CL. A primary jaw crusher will feed both CLs. Installation of the second of the two CLs commenced in

February 2018 and is expected to be fully installed and commissioned by May 2018. Gravity and flotation products are processed in the CTP. The CTP consists of regrind, cyanidation, resin gold recovery, doré gold bar production, and tailings treatment.

Wet commissioning of the Plant began in December 2016. Ore started to move through the Plant in early January 2017, with the first gold pour on February 9, 2017.

During 2017, the Plant processed 208,900 tonnes of ore at an average grade of 12.6 g/t, with a recovery rate of 67%, producing 55,150 ounces of gold.   TMAC personnel have continued to systematically troubleshoot the issues affecting the Plant’s operational availability and recovery, and demonstrated improvement in the fourth quarter. Throughput of the CL was improved by focusing on consistent operational practices and optimization of the high pressure jig. The team achieved a milestone of 84% throughput of design capacity in December. A traditional “spider head” cyclone distributor was installed in the Plant in late January 2018. This modification is expected to increase gold recoveries within the first CL, when combined with a Falcon B concentrator to recover fine free gold.

The combination of the installation of the dewatering cone and replacement of the resin in the resin columns resulted in improvements in total recoveries late in the fourth quarter of 2017. The identified fixes were completed at site with the associated costs less than $1.0 million. Overall recoveries are the product of recoveries from the CL and CTP parts of the Plant.

Project Infrastructure

This section has been largely taken from TMAC’s 2017 AIF as this update reflects current operating conditions.

The Hope Bay Property comprises the Roberts Bay Port, the Doris, Madrid and Boston gold bearing mineral deposit trends and other areas of exploration interest. The Roberts Bay Port is on Arctic Ocean tidewater and is located approximately three kilometres from Doris. The Roberts Bay Port facilities include a jetty, a diesel fuel storage facility, and a large lay down area for equipment and supplies. Existing infrastructure at Hope Bay includes gravel airstrips at Doris and Boston, power plants, camp facilities at both Doris and Boston, administration, maintenance, warehouse and mine-dry buildings, an all year haul road from Roberts Bay to Doris and through to Madrid, and a permitted TIA.

Roberts Bay

The Roberts Bay Port is the main port entry point to the Hope Bay Property. The Roberts Bay area includes the seaport infrastructure, which consists of the jetty and major storage and laydown facilities, including a 21million litre fuel tank farm and a 75,000 square metre laydown area for offloaded equipment and materials. The Roberts Bay Port facilities are connected by an all-weather road to the Doris site.

Power

All the required power is generated on site using diesel powered generators. The Doris power plant supplies power to the entire Doris site. Power load requirements for the mine, mill and site related facilities will range from approximately 45,000 MWh/year to 55,000 MWh/year, during steady state operation. An 11.6 MW primary power plant and a secondary 1.1 MW emergency power plant supplies the Doris site with electricity. The combined installed capacity of these two power plants at Doris is approximately 12.7 MW.

The Madrid North and South portal areas will be serviced by dedicated power generation plants located at the portal areas. At Madrid North, three 725 kW generators will supply power for the underground mine, while Madrid South will have two 725 kW generators. Each of these sites will also have a backup generator. All of the generators for Madrid North and Madrid South are on site.

Boston will be supported by a dedicated power generation plant consisting of two 1.8 MW generators with a 725 kW standby generator. These generators will be purchased when the Boston camp is developed.

Fuel

The Company sources its fuel from a variety of suppliers and makes use of spot supply contracts. Fuel is transported by ship from the East or West coast, to the port at Roberts Bay. Fuel is then transferred to land-based storage tanks at various locations throughout the Hope Bay Property. Total installed storage capacity at Roberts Bay and the Doris site is currently approximately 27.5 million litres.

Camp Facilities

It is anticipated that approximately 600 employees and contractors (300 on a per-rotation basis) will be at the Hope Bay Property during peak operations with Doris, Madrid and Boston operating concurrently.

An existing camp is located at Doris comprising a number of interconnected complexes containing a kitchen and dining facility, firefighting facilities, water and sewage treatment facilities, sleeping facilities, medical facilities, recreational facilities, a small suite of offices and meeting facilities. Effective December 31, 2017 the site can house approximately 290 people.

Mine crews and surface support staff will be bussed to the Madrid site (approximately eight kilometres) for work and returned to the Doris site.

Due to its distance from Doris, Boston will have separate mining operations and associated support infrastructure. The camp at Boston has an existing capacity of 65 persons, which could be used initially, but will subsequently be replaced with a 300-person camp for full operations.

Transportation

There are existing, well-maintained site roads leading from Roberts Bay Port through the airstrip to Doris North and further south to Windy Lake. As well, there is a winter road established to the existing Boston site and portage access routes established for winter access to Roberts Bay and Doris Lake. The eight kilometre Madrid Road from Doris South to the Madrid North (the Naartok zone) and Windy Lake pump house is complete and currently in use. A road to the Madrid South proposed portal site will be required for development of that infrastructure.

Boston is 55 kilometres to the south of Doris and is currently accessible by aircraft using the Boston site airstrip. Access with tracked vehicles from the camp at Doris to Boston has been achieved regularly via a winter road since 1994. The development of the mine at Boston to production will require the development of an allweather single lane resource road with radio controlled pullouts for ore haulage traffic. The approximately 50 kilometre long road is included in the capital development schedule for Boston.

During 2015, the all-weather airstrip located between Roberts Bay and the Doris North site was widened to 40 metres from 20 metres and lengthened to 1,500 metres from 900 metres to accommodate larger personnel transport and cargo aircraft such as the 737-200, Hercules C-130 and ATR-72, all of which have been approved for the upgraded airstrip. During 2017, the Doris airstrip was lengthened to 1.545 kilometres and a south apron was constructed with de-icing capabilities to reduce potentials for weather delays and to increase aircraft capacity during the warm summer months. It is constructed with run-of-quarry rock topped with a crush layer for durability. Dust suppression is managed using water trucks or environmentally safe chemical dust suppressants as required. The widening and lengthening of the airstrip eliminated the need to construct a temporary winter airstrip on Doris Lake. Commencing mid-May 2016 TMAC has been flying rotational employees and contractors to site using 60-passenger ATR-72 airplanes from Edmonton instead of Yellowknife, two days per week, thus reducing travel costs and travel time. During 2018 TMAC will transition its crew changes to using an Avro RJ85 Avroliner, a gravel certified jet.

Nunavut residents are transported via King Air from local communities through Cambridge Bay to site. The aircraft availability is well matched to the size of operations planned with an average of 80 travelers in/outbound per week on multiple days and flights.

Sealift

In order to provide for the economic supply of material and equipment into the Hope Bay Property, an annual sealift is required. This sealift generally occurs in the August-September period, when the ships and barges can access the site. The main sealift will use the ports of Montreal and/or Vancouver as the embarkation point. Now that the Dempster highway is complete there is also the capability to use the Tuktoyaktuk dock facilities. Freight will move to site along the least cost route with emphasis on reducing risk by splitting certain key deliverables to two or more routes.

Tailings

The TIA is approximately two kilometres to the east of Doris. Tailings from the Plant are deposited in the TIA. Two dams and one interim dike were approved for the TIA design. The north dam has been completed and the south dam is under construction and will be completed in 2018. Construction of the interim dike is contingent on future permitting of tailings capacity and will not be required if the TIA is expanded beyond the 2.5 million tonnes capacity to 18 million tonnes as part of the permitting for production at Madrid and Boston.

Environmental Studies, Permitting and Social or Community Impact

A comprehensive baseline study was conducted in 2010 and 2011 that was intended to fill in any gaps to support regulatory permitting to capture the scope of the Project as defined by the Hope Bay 2015 PFS.  Supplemental field work was undertaken in 2014 to fill final gaps and it is the view of ERM Consultants Canada Ltd. (“ERM”, Hope Bay 2015 PFS environmental and permitting consultants) that most of the environmental baseline information is available to support the preparation of an application to amend the existing water licence for Doris North and a Final Environmental Impact Statement (“FEIS”) for the Hope Bay Project. The following components have been included in the studies: meteorology; air quality; noise; hydrology; bathymetry; freshwater water quality; sediment quality; aquatic biology, freshwater fish and fish habitat; marine water quality, sediment quality; aquatic biology, marine fish and fish habitat; wildlife, including caribou, muskox, wolves, Arctic fox, wolverine, grizzly bear, upland breeding birds, waterfowl, raptors, seabirds, carnivore dens, small mammals, and marine mammals, ecosystem mapping, vegetation, and soils; rare plants; archaeology; public consultation; traditional knowledge; socio-economic; and land use. Geotechnical and engineering information was developed as part of the FEIS and water license application submitted in late 2016 and additional such work will be required to complete the environmental assessment process.

There are seven Kitikmeot communities that are considered affected by the development at the Project.  They include Kugluktuk, Cambridge Bay, Gjoa Haven, Taloyoak, Kugaaruk, Umingmaktok, and Bathurst Inlet.  Kugluktuk, has the highest level of industry awareness, and contributed the largest portion of the historic Hope Bay Project workforce.  Kugluktuk also houses a traditional knowledge (“TK”) database that can be used to inform development activities.

The following section has been taken from TMAC’s 2017 AIF as this update reflects the current status of project permitting.

The focus of TMAC’s permitting strategy is to allow for exploration activities on the entire Hope Bay belt, maintain commercial mining at Doris, permit expansions at Doris, and obtain additional permits for mining at the Madrid and Boston gold deposits. With respect to exploration permits, TMAC holds two Type B Water Licences allowing bulk sampling at Madrid North, Madrid South and Boston; and a third Type B Water Licence for exploration drilling on the entire Hope Bay Belt. At Doris, TMAC is in possession of federal and territorial approvals for continued mining and gold production at Doris. Significant progress was achieved on permitting of TMAC’s commercial mining at Madrid and Boston with the submission of the FEIS and two Type A Water Licence applications to NIRB and NWB on December 21, 2017, respectively. Government and public review of these documents has commenced.

Doris

The Doris North Project Certificate has been issued by Nunavut Impact Review Board (“NIRB”), and the Doris North Water Licence has been issued by Nunavut Water Board (“NWB”). The Doris North Project Certificate will remain in effect for the life of Doris North, while the Doris North Water Licence will expire in August 2023. Together, these two approvals allow the mining, milling, use of water, placement of waste and construction and operation of attendant infrastructure for Doris North. With the receipt of the Doris Permit Amendments in 2016, the Company is authorized to place up to 2.5 Mt of tailings in the TIA.

Other necessary federal permits in hand for development and operation of Doris include Fisheries Act authorizations from the DFO and a Navigable Waters Protection Act approval from Transport Canada, all of which will remain in effect for the life-of-mine, and a federal Lands Act jetty lease for the Roberts Bay jetty, which will be renewed in 2018. The renewal process for the jetty lease is relatively straightforward and administrative in nature.

Madrid and Boston and the Remaining Hope Bay Property

To carry out exploration in Nunavut, a “Type B” water licence is required from NWB. The Company holds two long term “Type B” water licences: one for Boston which permits the extraction of a bulk sample of ore and a second for exploration drilling over the Hope Bay Property.

Commercial Mining at Madrid and Boston

Commercial mining at Madrid and Boston involves a two-stage permitting process. The first stage involves initiating an environmental impact review process covering the proposed developments. The Company has submitted a FEIS to the NIRB on December 21, 2017 to cover the anticipated development and associated impacts of extending commercial mining to the Madrid and Boston deposits. Based on the timing observed for other similar projects the Company anticipates receiving an amended Doris project certificate, that will include proposed mining at Madrid and a new project certificate for Boston, from NIRB in 2018. The second stage of the permitting process requires water licence(s) from the NWB to cover the proposed mining operations. The Company anticipates that these water licences will be obtained in 2019 after technical meetings and hearings are complete.

Capital and Operating Costs

Information for the following two sections has been taken from TMAC’s 2017 AIF for reference.  Please refer to TMAC’s disclosed financial statements for more detail (www.tmacresources.com or www.sedar.com).

•                  Declared commercial production on May 15, 2017, with an effective date of June 1, 2017.

•                  Poured 49,070 ounces of gold, of which 46,990 ounces were sold generating $76.8 million (US$59.7 million) of revenue for the year (including sales of gold pre-commercial production).

•                  Cash costs and AISC per ounce of gold sold were $1,658 (US$1,288) and $2,418 (US$1,870), respectively.

Exploration, Development and Production

The Exploration and Geoscience programs for 2018 are designed to support several aspects of exploration at Hope Bay ranging from immediate production support, through advanced exploration, to the generation of regional targets in preparation for drilling. A key strategy of the exploration program is to develop and maintain a project pipeline consisting of prospective exploration targets at various stages of evaluation. Expenditures on exploration will increase once the Plant produces excess cash flow.

Ore production will mainly come from the fully developed Doris North zone and the developed stopes in the Doris BTD zone. Ore production will be supplemented with ore from sill development in the Doris Connector (“DCO”) and other areas of the Doris BTD zone. The mine plan is designed to provide all the ore to be processed while maintaining the stockpile balance. Mine between 420,000 and 470,000 tonnes of ore at an average for the year of between 11 and 14 g/t gold with total tonnes, including waste, being between 670,000 to 740,000 tonnes.

Underground development will continue in the Doris BTD and DCO zones and will include a decline towards the Doris Central zone to support 2019 and 2020 production from Doris at an estimated total cost of C$23 million for 2018.

Continue the ramp up of the Plant to design capacity. Install, commission and commence ramp up of the second CL by mid-2018 that will increase the throughput of the Plant. Improvements made to the first CL will be incorporated in the second CL as part of the installation and commissioning thereof. Expansion capital expenditures required to increase the processing capacity of the Plant by the installation and commissioning of the second CL to a design capacity of 2,000 mtpd are estimated at C$4 million.

As announced in a news release dated June 14, 2018, the above-mentioned improvements have continued with the second CL being commissioned in early June.  Throughout rate of the entire Plant had increased to 932mtpd during May 2018 prior to the second CL coming on line with recoveries and head grades also improving from previous periods.

Sustaining capital expenditures, excluding underground development, to construct and acquire additional Doris surface infrastructure, including equipment, construction of the south dam in the TIA, construction of a marine outfall pipeline and to continue the ramp up of the Plant to its design capacity are estimated to total C$24 million, including C$8 million relating to the Plant.

Karma Mine, Burkina Faso

A technical report was prepared for True Gold Mining Inc., a predecessor company to current owner, Endeavour Mining Corporation (“Endeavour”) pursuant to NI 43-101 entitled “Technical Report on an Updated Feasibility Study (GGI, GGII, Kao, Rambo & Nami Deposits) and a Preliminary Economic Assessment (North Kao Deposit) for the Karma Gold Project, Burkina Faso, West Africa” having an effective date of August 10, 2014 (the “Karma Feasibility”). The Karma Feasibility is available for review under Endeavour’s profile on SEDAR (www.sedar.com). While the Company does not have any knowledge that such information is not accurate, the Company has not independently verified this information and there can be no assurance that such third-party information is complete or accurate. See “Introductory Notes — Technical and Third Party Information”.

Project Description, Location and Access

Karma is located in north-central Burkina Faso, 20 km east of the city of Ouahigouya (population 125,000) and is accessible via a series of paved and unpaved roads. National Route 2 (N2) is a paved highway connecting Ouahigouya to the capital Ouagadougou which is 185 km away and serviced by international air flights. Burkina Faso is landlocked and relies on the ports of Tema in Ghana, Abidjan in Côte d’Ivoire, Cotonou in Benin and Lome in Togo for access to shipping.

Karma is comprised of one exploitation permit granted to Riverstone Karma on December 31, 2013 covering initially 36.78km2.  The permit area was extended to 50.81km2 on October 10, 2014.  The Karma exploitation permit is valid until December 31, 2033 and may be renewed for consecutive five year periods until deposits are depleted. The Karma exploitation permit contains six known mineral deposits, namely the Goulagou I (“GGI”), Goulagou II (“GGII”), Rambo, Kao, North Kao and Nami Deposits.  The Karma exploitation permit is subject to various royalty considerations including a 3% to 5% sliding scale royalty to the government of Burkina Faso (linked to the price of gold) and a 2% royalty owed to the Company. Further, there is a 3% royalty owed to Mr. Matlock and Ms. Guirma in connection with the Rambo deposit, a 3% royalty owed to Mr. Matlock on certain area surrounding the Rambo deposit, a 1% to 2% sliding scale royalty owed to Golden Star Resources Ltd. in respect of certain deposits and a 5% royalty owed to the Ouedraogo family in respect of certain deposits.

History

Parts of the Kao permit were held by Channel Resources Ltd. (“Channel”), Kinbauri and Ashanti Exploration in the 1990’s before allowing the permits to lapse. True Gold acquired the property in 2004 and the Kao deposit in 2006.

The former Goulagou, Youba and Rounga permits were explored by Channel from 1994 to 2000. Placer Dome Inc. optioned the property from Channel in the late 1990’s. St. Jude Resources (“St. Jude”) optioned the permits in 2002. St. Jude was in turn acquired by Golden Star in 2005. The same year, True Gold signed an option to purchase agreement with Golden Star.

The Rambo permit was acquired by True Gold in 2003.

As a result of Endeavour’s acquisition of all the shares of True Gold on April 26, 2016, Endeavour acquired a 90% interest in Karma. The state of Burkina Faso holds the remaining 10%.

Geological Setting and Mineralization

Karma is located in the Paleoproterozoic Baolé-Mossi domain of the West African Craton. The Baolé-Mossi domain contains the highly prospective Birimian supracrustal rocks, which were probably developed upon a juvenile Paleoproterozoic crust (ca. 2.40-2.20 Ga).

Karma is situated in the regionally east-west trending Goren greenstone belt, one of the larger Birimian greenstone belts in central north Burkina Faso. In the area, the geology consists of a folded sequence of greywacke, siltstone, shale and volcaniclastic rocks. The western margin of the project area contains a broad north-south magnetic lineament that is interpreted as a first-order, crustal scale, sinistral, shear zone named the Ouahigouya Shear Zone (“OSZ”). The OSZ extends to the south into the Greenstone Belt and branches into a series of north-east trending sub-shears that cross Karma.

Many of the significant gold deposits in the Birimian greenstone belts of Burkina Faso are related to major N to NE trending shear zones that result from transcurrent deformation during Eburnean D2 structural events. Regional gold metallogenesis is tightly constrained to the Eburnean Orogeny between 2,130 and 1,980 Ma.

Substantial areas of Karma are covered by lateritic units, dominantly gravels and cuirasse, which form a highly indurated upper part of the lateritic regolith. A number of lateritization events have resulted in weathering to depths of up to 120 m. Laterites and sand cover limit the extent of bedrock outcrop in the project area and have limited the geological understanding of the region.

Six mineral deposits at Karma have been defined, namely the Kao, North Kao, GGII, GGI, Nami and Rambo Deposits.

The Kao Deposit extends about 1,200 m along the North-South strike direction, and extends approximately 1,000 m down-dip to the East. It is open along strike and down dip. It consists of a structurally-controlled alteration and veining system, hosted within a relatively uniform, single-phase, granodiorite intrusive. There are two principal sets of structures: (i) a dominant shallow east-dipping structure that extends the full length of the deposit in a north-south direction, which is transected by (ii) a steeper, northeast-dipping set of structures that cross-cut and offset the north-south structure. The bulk of the highest grades and thickest intercepts occur along the northeast-dipping structures, and in particular, at their intersections with the north-south structures. The structures are planar to tabular in form and can measure up to 35 metres in width. Additionally, the structures are weakly to intensely foliated, sericite-carbonate-silica altered and are host to multiple generations of quartz-carbonate-sericite-pyrite-arsenopyrite veining. Arsenopyrite and the presence of quartz veining generally correlate with higher gold grades.

The North Kao deposit is predominantly intrusive-hosted and consists of a stacked sequence of structurally controlled tabular bodies, defined by pervasive quartz-sericite-pyrite (“QSP”) alteration, breccia and locally distributed stockwork, shear and extension QSP veins. Gold is closely associated with each of these features, with the sheared breccia and QSP veins carrying the highest grades. Sediment-hosted mineralization is more vein-dominated and localized at intrusive contacts, either with the main granodiorite intrusion, or related felsic dykes.  Mineralized zones are up to 86 metres thick. In comparison to the Kao deposit, the zones at North Kao tend to be slightly narrower and higher grade. The weathering profile is extensive at the North Kao deposit, gradually deepening from approximately 60 to 120 metres from south to north.

The GGI Deposit has continuous lenses of gold mineralized rock over an East-West strike length of 2,100 m. It consists of up to 10 discrete lenses, ranging from 5 to 40 m thick, dipping near vertically. The deposit is open along strike and down dip below 200 m, the limit of current drilling. The GGII Deposit is similar, with an East-West strike length of 2,400 m. There are 3 to 5 steeply dipping lenses, with widths ranging from 5 to 30 m. The deposit is open along strike and down dip. Higher grade steeply-plunging shoots that occur at distinct flexures along strike are targets for deeper drilling. One of these zones forms the central portion of the deposit which is thickened in a “Z” fold configuration.

The Rambo Main Deposit comprises several relatively small mineralized lenses with the main zone containing a steeply plunging mineralized shoot. The deposit has an East-West strike length of approximately 450 m and dips steeply to the South, along with a down-dip length of 230 m, and thicknesses of the mineralized zones ranging from about 2.5 to 25 m. The deposit is open to the east and down dip, and within it the mineralization exhibits good continuity.

The Nami Deposit is composed of 3 mineralized lenses with shallow dips of 20 to 25° toward the west-southwest. The strike length of the Nami Deposit is about 550 m, with a down-plunge extent of 300 m, and a thickness of the mineralized zone ranging from about 2.5 to 30 m. The deposit, which exhibits good continuity, is open to the west, north and south.

Rock types that host gold mineralization in the deposits include fine-grained meta-sedimentary rocks (GGI, GGII and Rambo) and medium-grained granitoid intrusive rocks (North Kao, Kao and Nami), although the identification is tentative in some cases since the deformation, metamorphism, replacement and veining have obscured the original textures. Dominant sulphide minerals associated with gold mineralization are arsenopyrite and pyrite that occur as disseminated grains within veins and on fractures. Trace amounts of chalcopyrite and covellite have been observed locally. Gold occurs predominantly as small grains associated with silica-carbonate alteration, quartz veins and sulphides. Visible gold has been observed in each of the deposits, but is not common.

The Karma deposits have characteristics of mesothermal, shear-hosted gold deposits associated with orogenic activity. Elements of stratigraphic control may result from mineralization/alteration being channeled along specific structural/lithological controls, such as competency contrasts between intrusive and sedimentary rocks that have affected porosity and fluid flow. The Karma deposits may be best described as structurally controlled, orogenic, hydrothermal deposits.

Exploration

Initial exploration activities in the 1990’s on the Kao permit by previous owners consisted of soil and rock geochemical surveys. After acquiring the property in 2004 True Gold Mining completed a regional exploration program which included RC and diamond core drilling. The Kao deposit was discovered in 2006 during a RAB drill program on a soil geochemical anomaly.

The former Goulagou, Youba and Rounga permits were explored by Channel Resources from 1994 to 2000. From all the targets and anomalies, the GGI and GGII became the main focus of interest due to RAB drilling of soil geochemical anomalies. Several drilling campaigns followed during the period 2000 to 2005 and in 2007, Golden Star engaged SRK Consulting to prepare a NI 43-101 compliant resource estimate for GGI and GGII deposits. Between 2007 and 2012, True Gold completed an important exploration program and definition drilling. A mineral resource update of the deposits was done in 2009, 2011, 2012 and 2014.

Following their acquisition of the Rambo permit in 2003, True Gold completed detailed field work and drilling campaigns to delineate the Rambo gold zone and define a mineral resource. Several NI 43-101 compliant mineral resource estimates were completed between the period of 2009 to 2014. The Nami deposit, located 4km NE of Rambo, was delineated by drilling in 2010.

Drilling activity in 2015 was limited to near-mine condemnation and geotechnical holes.

Drilling in 2016 was focused on North Kao with a goal to upgrade the mineral resources from an inferred category to an indicated category and potentially extend the LOM. Between July and October 2016, a total of 488 RC holes (39,554m) and 68 core holes (7,571m) were drilled on 50m spaced sections of a N070E oriented grid. The holes targeted the base of the transition / top of the bedrock, which ranges from 60m below surface in the southern part of the grid to 110m in the northern part.

The North Kao infill drilling program continued in 2017 and confirmed the continuity of the previous inferred resource, and outlined 314koz of measured and indicated resources amenable to heap leach processing (out of a total 456koz added). Subsequently, 262koz were converted to reserves.

In addition to upgrading the North Kao resources in 2017, the Yabonsgo deposit to the west of GGI was drilled in 2017 with the maiden resource expected to be released in Q1 2018.  Endeavour expanded the land package at Karma during 2017 by adding two contiguous concessions southeast of the main Kao concessions.  These new holdings host the Nogafaere target which will be explored during 2018; new concessions are not subject to the Company’s Royalty.

Drilling

Up to December 31, 2016, the drilling data included a total of 1,824 drill holes of which 1,339 holes were inside the areas modelled for resource estimates. Assay data verification was performed totaling 97,127 assay intervals for the six Karma deposits. These verified assays were utilized in the resource calculations for the six Karma deposits.

Sampling, Analysis, and Data Verification

A comprehensive Quality Assurance/Quality Control, (“QA/QC”) program was established throughout the drilling campaigns. Appropriate standards and coarse blanks were inserted into the assay stream at regular intervals. Drill rig, reject and assay duplicate samples were submitted at regular intervals. The results of the controls were monitored on a regular basis, before assays were entered into the master assay databases. Samples for Karma were prepared by ALS in Ouagadougou and assayed for Au at their facility, however significant numbers of pulps were assayed in Johannesburg, South Africa or in North Vancouver, Canada. Assaying for Au was by fire assay/atomic absorption (“FA/AA”), and for samples grading in excess of 1 gram Au per tonne, prior to July 2013, and 5 grams Au per tonne thereafter, by fire assay with gravimetric finish (“FA/grav”). Gravimetric assay values were used in preference to FA/AA numbers. The procedures adopted for sample handling and preparation, security and analyses were appropriate and the data acquired and analyzed was found by the consultants to be satisfactory for use in a mineral resource estimate calculation.

Mineral Processing and Metallurgical Testing

Metallurgical test work was conducted at Kappes, Cassiday and Associates between 2010 and 2012 to initially assess the gold processing method to be used at Karma. The tests concluded that heap leaching is the best process method for recovering gold from the Karma mineral resources.

In support of this study, further test work was conducted at McClelland Laboratories in 2012 and 2013, which focused on developing recoveries and reagent consumptions for each ore type.

Subsequent to the start up of operations, day to day leach tests and drilling of the leached heap pads have been done to determine gold recovery.

Mineral Resource and Mineral Reserve Estimates

The Mineral Reserves and Resources for the GGII, GGI, Rambo, Kao and Nami deposits were estimated as part of the Karma Feasibility. Mineral Reserves and Resources estimates for the North Kao deposit were calculated by Qualified Persons under the NI 43-101 who work for Endeavour.

The North Kao resource model was developed in the Geovia Surpac 3D modeling software using all the available geology information from 123 diamond drill holes totaling 18,445m, and 589 reverse circulation drill holes totaling 53,784m completed between 2007 and 2016. The geological model and assay data guided the mineralisation model. A total of 34 mineralized domains were interpreted and modeled into 3D wireframes within Geovia Surpac. The mineralized zones have an average strike of 345° azimuth dipping 30°NE. The drill holes gold assays were composited to 1.0m intervals within the mineralized wireframes and capped at 10 g/t Au. Spatial analysis of the gold mineralization using variograms indicated a good continuity of the grades along strike and down dip of the mineralised zones.

Gold grades were interpolated using inverse distance squared estimation methodology constrained by the mineralized domains. Density values of the oxidized material vary from 1.4 to 2.7 based on weathering material type while the fresh rocks density values vary from 1.6 to 2.9 based on rock types. The mineral resource was modelled using a 3D block model built in Geovia Surpac. Measures were conducted to validate the accuracy of the estimate, including comparing results from the inverse distance to ordinary kriging, swath plots comparison and visual review on sections.

The mineral resource is reported at a 0.20 g/t gold cut-off grade for the oxide, 0.22 g/t gold cut-off grade for the transition, and 0.50 g/t gold cut-off for the sulphide, within a Whittle optimised pit shell based on a gold price of US$1,500 per ounce.

Karma Mine Mineral Resources (including Reserves) at December 31, 2017

Resources shown inclusive of Reserves, on a 100% basis unless otherwise stated	Tonnage (Mt)	Grade (Au g/t)	Content (Au koz)
Measured Resource (incl. reserves)	0.7	0.63	15
Indicated Resource (incl. reserves)	81.0	1.10	2,856
M&I Resources (incl. reserves)	81.8	1.09	2,871
Inferred Resource	21.4	1.32	909

Karma Mine Mineral Reserves at December 31, 2017

Stated on a 100% basis unless otherwise stated	Tonnage (Mt)	Grade (Au g/t)	Content (Au koz)
Proven Reserves	0.7	0.63	15
Probable Reserves	33.8	0.89	971
P&P Reserves	34.6	0.89	986

Notes:

(1)         The mineral resources and reserves have been estimated and reported in accordance with NI 43-101, and the Definition Standards adopted by CIM Council in May 2014.

(2)         Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(3)         All mineral resources are reported inclusive of mineral reserves.

(4)         Tonnages are rounded to the nearest 100,000 tonnes; gold grades are rounded to two decimal place; ounces are rounded to the nearest 1,000oz. Rounding may result in apparent summation differences between tonnes, grade and contained metal.

(5)         The reporting of Mineral Reserves are based on a gold price of US$ 1,300/oz Au. The reporting of Mineral Resources are based on a gold price of US$ 1,557/oz Au, except North Kao which is based on US$ 1,500/oz Au.

a.              Cutoff grade (g/mt Au) is defined by material type: Oxide=0.2, Transition=0.22 and Sulfide =0.5

(6)         Tonnes and grade measurements are in metric units; contained gold is in troy ounces.

Mining Operations

The Karma mine plan consists of six open pit areas. These six pits will be developed in sequence to provide the ore feed for the heap leach operations. The open pit mining operations will exploit the GGI, GGII, Kao, North Kao, Rambo and Nami mineral deposits. Target ore production during the LOM is 4 million tonnes per year, from not more than two open pits producing concurrently.  The GGI and Rambo deposits were mined out in 2017.

In 2018, mining activities are expected to focus on the GGII and Kao deposits. The remaining ore from the GGII deposit is mainly transitional material as the deposit is expected to be mined out in Q2 2018. Mining at the Kao deposit is scheduled to start in Q1 2018 with oxide ore mined throughout the year. In the latter portion of the year, pre-stripping is expected to be done at the North Kao deposit.

The mining method at Karma is conventional open-pit mining using loading and hauling equipment to transport ore from the pit to the ROM pad. The shovel-truck system is owner-operated and truck capacity is 100t. The inpit material excavation is done by one Komatsu PC 3000 and one Komatsu 1250. The material mined is primarily free-digging, therefore very limited drilling and blasting is required and this is contracted to national drill blast contractor whenever hard grounds are encountered.

The initial step of ore control strategy consist of a grade control RC drilling program. Samples from the drilling programs are collected at the drill rig, sent to an on-site lab, and analysed for gold using a leachwell cyanide digestion method with Atomic Absorption finish.

Assay results from the RC drilling programs are used to create mineralised polygons which act as hard boundary mineralisation domains for gold grades interpolation into a 3-Dimensional block model.  The mine geologist uses the grade control model to create ore dig plans applying cut-off grades and SMU (smallest mining unit).

Processing and Recovery Operations

The Karma process plant design was designed by SENET based on gold heap leach technology, and consisted of two crushing circuits (for soft and hard ore respectively), agglomeration and stacking, heap leaching with cyanide solution followed by adsorption of the pregnant solution, elution and gold smelting. Services to the process plant include cement addition, reagent make-up, storage and distribution, water and air supply.

The heap leach plant can process 4 Mtpa of oxide and transition ore for the recovery and extraction of gold from the pits. Only a minimal amount of sulphides extracted from Rambo and Nami pits will be processed through the heap leach plant. Gold cannot be recovered by heap leaching sulphide material from GGI, GGII and Kao due to its refractory nature. Metallurgical tests will be conducted in 2017 to determine the sulphide refractory nature of the North Kao ore.

Recovery of gold is accomplished via heap leaching whereby the heap is fed with a mixture of ore and cement addition. The gold in the ore is extracted by dissolving it with the cyanide solution, which is collected via under drains to a pregnant solution pond and subsequently pumped to an adsorption column. Once sufficient gold has been adsorbed on to the carbon, the loaded carbon is acid washed prior to elution, followed by reactivation of the eluted carbon. The solution from the elution circuit is subjected to electrowinning, where gold is deposited onto cathodes as sludge. Periodically the sludge is washed off the cathodes and dried. The dried gold sludge is smelted to produce gold doré, and shipped to METALOR.

The soft rock crusher circuit was under-designed and could not handle the hardness of the ore feed which is expected to increase with pit depth. As a result of this, breakdown and maintenance time is excessive. The new crushing plant will feature Apron feeders, MMD mineral sizers and surge bins and will improve the throughput and reliability of the operation.

A new 8 ton cascade tank ADR plant will replace the 6 ton column ADR plant that is currently operating. The current plant, although successfully recovering gold, is under designed and inefficient. The new plant will improve efficiencies and reduce unit costs.

Plant optimization work was successfully carried out during 2017. The newly installed front-end and ADR plant are expected to boost stacking capacity beyond the initial design capacity of 4Mtpa.

In aggregate, roughly 15% of the 2018 ore feed is expected to be transitional material from GG2. As such recovery rates are expected to be lower in the first half and then increase in the second half as mining activities are expected to be focus on mainly oxide ore from the Kao deposit.

Project Infrastructure

Karma currently has two operating open pits (GGII and Kao) with a processing plant which uses heap leach recovery process. Electricity is supplied to the project from 6 X 1MV diesel generators.

Water supply is from a raw water storage pond of 340,000m3 and a storm water pond with a capacity of 125,000m3. The storm water pond provides capacity for rainfall events during the rainy season and water storage during the dry season. The ponds are filled by pumping water from a nearby dam during the rainy season. There are 1,046 personnel on-site, including 416 contractors and 630 Karma employees. The total workforce is 95% Burkinabe and 5% expatriates. Senior management is housed in a temporary camp located near the mine site currently accommodating 50 senior staff and expatriates. A permanent camp capable of housing 150 persons was built in 2017.

Environmental Studies, Permitting and Social or Community Impact

Several processes were developed to ensure that the project has a positive impact on the local community. These include:

•                  The Stakeholder Engagement and Communication Plan, which provides a description of how the Karma Mine will engage and communicate with project area communities;

•                  The Cultural Heritage Plan, which outlines the manner in which the Karma Mine will respect and preserve the cultural heritage of all local communities within the project area;

•                  The Community Development Plan, which is the primary vehicle for providing added-value development initiatives to the project area communities;

•                  The Community Health and Safety Plan which contains measures to ensure that project-related health and safety risks are minimised at the community level;

•                  The Local Employment and Training Plan by which the Karma Mine will ensure that people both local to the project area and within the country of Burkina Faso have full opportunity to take advantage of the employment opportunities that will become available through the development of Karma; and

•                  The Resettlement Action Plan(s), in place to deal with relocation compensation and livelihood restoration activities that are the result of involuntary resettlement or economic displacement within the project area.

The following environmental and social management plans were prepared and endorsed for Karma:

•                  Noise Management Plan;

•                  Dust and Air Emissions Management Plan;

•                  Water Resources Management Plan;

•                  Environmental Best Practice;

•                  Waste Management Plan;

•                  Hazardous Material Management Plan;

•                  Cyanide Management Plan;

•                  Occupational Safety and Health (OSH) Management Plan;

•                  Transport Management Plan;

•                  Stakeholder Engagement and Communication Plan;

•                  Resettlement Action Plan;

•                  Cultural Heritage Action Plan;

•                  Local Employment and Training Plan; and

•                  Community Health and Safety Plan.

Capital and Operating Costs

AISC for 2017 amounted to circa US$835/oz, above the guided US$750-800/oz, mainly due to lower than expected production.

Nearly $23 million of non-sustaining capital is planned for 2018, mainly for the Kao resettlement, pre-striping at Kao and North Kao and a heap leach lift.

Exploration, Development and Production

Mining started in October 2015 and pre-commercial production continued until the end of Q3 2016. Commercial production was declared on October 1, 2016.  Total gold production in 2016 was 62koz.

Production increased in 2017 over 2016, benefitting from a full year of production, and totalled 98koz in 2017, near the lower end of the 100-110koz guidance.

In 2018, mining activities are expected to focus on the GG2 and Kao deposits. The remaining ore from the GG2 deposit is mainly transitional material as the deposit is expected to be mined out in Q2 2018. Mining at the Kao deposit is scheduled to start in Q1 2018 with oxide ore mined throughout the year. In the latter portion of the year, pre-stripping is expected to be done at the North Kao deposit. Production in 2018 is expected to increase to 105-115koz and AISC is expected to decrease to US$780-830/oz as a result of the plant optimization work done in 2017.

DIVIDENDS

The Company has not paid a dividend on the Common Shares since its incorporation. Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares in the capital of the Company (“Preference Shares”). As of July 26, 2018, there were 214,416,898 Common Shares and no Preference Shares issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings.  Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election.  Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation.  The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Before the first shares of a particular series of Preference Shares are issued, the Board shall determine, subject to the limitations set out in Maverix’s articles, the material characteristics of the series. Holders of Preference Shares are entitled to priority over the Common Shares and over any other shares of the corporation junior to the Preference Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Maverix, whether voluntary or involuntary, or any other distribution of assets of Maverix among its shareholders for the purpose of winding-up its affairs.

Holders of Preference Shares are not entitled to vote separately as a class or series upon a proposal to amend Maverix’s articles to:

(a)         increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series;

(b)         effect an exchange, reclassification or cancellation of the shares of such class or series; or

(c)          subject to the exceptions contained in the Canada Business Corporations Act, create a new class or series of shares equal or superior to the shares of such class or series.

Warrants

Maverix issued 20,000,000 Warrants to Pan American on July 8, 2016 of which 10,000,000 are exercisable for US$0.54 per Common Share and 10,000,000 are exercisable at US$0.78 per Common Share. The Warrants will expire on July 8, 2021, with 10,000,000 Warrants exercisable for US$0.78 per Common Share still outstanding at this time. Pan American exercised the Warrants at US$0.54 per Common Share on December 23, 2016.

Maverix issued 6,500,000 Warrants to Pan American on December 23, 2016, which are exercisable for US$1.20 per share and expire on July 8, 2021.

Maverix issued 10,000,000 Warrants to Gold Fields on December 23, 2016, which are exercisable for US$1.20 per share and expire on December 23, 2021.

Maverix issued 10,000,000 Warrants to Newmont on June 29, 2018, which are exercisable for US$1.64 per share and expire on June 29, 2023.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX-V under the symbol “MMX”.  The following table sets forth information relating to the trading of the Common Shares on the TSX-V for the months indicated.

Month	High (C$)	Low (C$)	Volume
June, 2018	1.83	1.58	476,978
May, 2018	1.75	1.33	650,185
April, 2018	1.70	1.55	189,490
March, 2018	1.70	1.57	85,313
February, 2018	1.72	1.49	96,985
January, 2018	1.82	1.60	265,967
December, 2017	1.90	1.65	220,240
November, 2017	1.85	1.65	185,407
October, 2017	1.80	1.65	178,664
September, 2017	1.75	1.55	204,421
August, 2017	1.64	1.45	359,069
July, 2017	1.64	1.45	190,297
June, 2017	1.55	1.24	411,244
May, 2017	1.50	1.30	99,155
April, 2017	1.64	1.33	152,189
March, 2017	1.50	1.34	213,849
February, 2017	1.70	1.25	370,286
January, 2017	1.84	1.43	372,814

The price of the Common Shares as quoted by the TSX-V at the close of business on July 26, 2018 was C$2.01.

Options Issued

The following table summarizes stock options granted by the Company as at the date of this AIF.

Date	Price per Share/Exercise Price per Security		Number and Type of Securities	Reason for Issuance
May 2018	CAD$	1.65	1,813,130 stock options	Stock Option and Share Compensation Plan to Directors, Officers and Employees of the Company
May 2017	CAD$	1.40	312,161 stock options	Stock Option and Share Compensation Plan to Directors and Consultants of the Company
April 2017	CAD$	1.40	2,214,642 stock options	Stock Option and Share Compensation Plan to Officers and Employees of the Company
July 11, 2016	CAD$	0.54	2,907,000 stock options	Stock Option and Share Compensation Plan to Officers and Employees of the Company

ESCROWED SECURITIES

To the company’s knowledge, as of the date hereof, there are no securities of the company held in escrow.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation of each person who is a director and/or an officer of the Company.

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation During Preceding Five Years	Number and Percentage of Common Shares Owned as at July 26, 2018

Geoffrey Burns(1)(2) British Columbia, Canada	Chairman; Director since June 17, 2016	President and CEO Pan American (July 1, 2003 to December 31, 2015)	12,190,127 (5.69)%

J.C. Stefan Spicer(1)(2)(4) Ontario, Canada	Director since June 17, 2016	Former Chairman, President and CEO of Central Fund of Canada Limited (1995 to January 2018)	1,668,916 (0.78)%

Dr. Chris Barnes(2)(4) Ontario, Canada	Director since June 17, 2016	Practicing physician	1,166,181 (0.54)%

Robert Doyle(1)(2) British Columbia, Canada	Director since June 17, 2016	CFO of Pan American	19,697 (0.01)%

Christopher Emerson(2)(4) Lima, Peru	Director since June 17, 2016	VP of Business Development and Geology of Pan American (August 2015 to present); Geology Manager of Glencore (Zinc Group) South America (January 2009 to July 2015)	19,697 (0.01)%

Daniel O’Flaherty(2) Cayman Islands	CEO since July 7, 2016, Director since May 30, 2017	Executive & Director of Anthem United Inc. (September 2013 to October 2016); VP Corporate Development of Esperanza Resources Corp. (May 2012 to August 2013)	6,313,261 (2.94	(3) )%

Doug Ward Idaho, USA	Vice President, Technical Services since March 3, 2017	Consultant (September 2013 to Present); Former Director of Business Development of Pan American (December 2010 to August 2013)	1,251,533 (0.58)%

Matt Fargey British Columbia, Canada	CFO since May 30, 2017

Corporate Controller of Sandstorm Gold Ltd. (February 2013 to February 2017); Corporate Controller of Sandstorm Metals & Energy Ltd. (February 2013 to May 2014); Manager, Audit and Assurance Group of PwC (January 2007 to January 2013)

200,600 (0.09)%

Brent Bonney British Columbia, Canada	Vice President, Corporate Development since February 15, 2017	Associate Director, Scotiabank Global Banking and Markets (July 2014 to February 2017); Associate, Scotiabank Global Banking and Markets (August 2010 to July 2014)	257,775 (0.12)%

Warren Beil British Columbia, Canada	General Counsel; Corporate Secretary since June 29, 2018

Vice President, Legal, Columbus Gold Corp. and Allegiant Gold Ltd. (January 2018 to June, 2018); Lawyer, Gowling WLG (Canada) LLP (December, 2015 to December, 2017); General Counsel Cactus Restaurants Ltd. (October 2014 to October 2015); General Counsel, Pathway Capital Ltd. (December 2010 to October 2014)

85,000 (0.04)%

Notes:

(1)                                 Member of the Audit Committee.

(2)                                 Directors are elected at each annual meeting of the Company’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

(3)                                 6,266,833 Common Shares over which Daniel O’Flaherty exercises control and direction are registered in the name of Vandelay Industries SEZC, a company wholly-owned by Mr. O’Flaherty and 46,428 Common Shares are registered in Daniel O’Flaherty’s name personally.

(4)                                 Member of the Nominating and Governance Committee.

As at July 26, 2018, the directors and executive officers of the Company, as a group, beneficially owned, directly and indirectly, or exercised control or direction 23,172,787 Common Shares, representing approximately 10.81% of the total number Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date hereof, or was within ten (10) years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)                                     was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)                                  was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect control of the Company,

(i)                                     is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)                                  has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to,

(i)                                     any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)                                  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

Directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development or investment in natural resource companies and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the CBCA and other applicable laws.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not party to any material legal proceedings or regulatory actions as of the date of this AIF.  The Company is not aware of any material contemplated legal proceedings involving it or its operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No directors, executive officers or principal shareholders of the Company or any associate or affiliate of the foregoing have had any material interest, direct or indirect, in any transactions in which the Company has participated since incorporation on September 5, 2008, which has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The Company entered into the following material contracts within the financial year ended December 31, 2017, or since such time or before such time that are still in effect, other than in the ordinary course of business:

•                  the La Colorada Agreement — see “General Development of the Business — Acquisition of the PA Royalty Portfolio — La Colorada Agreement” for further information; and

•                  a credit agreement between the Company, Maverix Metals (Australia) Pty. Ltd., Maverix Metals (Nevada) Inc., the Canadian Imperial Bank of Commerce (“CIBC”) and National Bank Financial (“NBF”) dated June 21, 2018 (the “Credit Agreement”). The Credit Agreement permits Maverix to borrow up to US$50,000,000 and has a term of three years, which is extendable through mutual agreement between Maverix, CIBC and NBF.

INTERESTS OF EXPERTS

The scientific and technical information contained in this AIF was reviewed and approved by Doug Ward, B.Sc. Mining, Engineering, MMSA, and Vice President Technical Services and a “Qualified Person” as defined in NI 43-101.

To the knowledge of Maverix, Mr. Ward holds less than 1% of the outstanding Common Shares of Maverix or of any associate or affiliate of Maverix as of the date hereof. Mr. Ward has not and will not receive any direct or indirect interest in any securities of Maverix as a result of the review and approval of the scientific and technical disclosure included in this AIF.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors.  The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s board of directors.  A copy of the charter is attached hereto as Schedule “A”.

The following are the current members of the Committee:

Geoffrey Burns	Independent (1)	Financially literate (1)

Robert Doyle (Chairman of the Audit Committee)	Independent (1)	Financially literate (1)

J.C. Stefan Spicer	Independent (1)	Financially literate (1)

Note:

(1)         As defined by National Instrument 52-110 Audit Committees (“NI 52-110”).

Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter.  Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Geoffrey Burns was President and Chief Executive Officer of Pan American from May 2004 until his retirement on December 31, 2015.  Mr. Burns has lead numerous capital market transactions including placements of equity, debt and convertible debt, as well as having lead several key acquisitions for Pan American. Mr. Burns holds a Masters of Business Administration from York University.

Robert Doyle is currently the Chief Financial Officer for Pan American, a position he has held since January 2004. He has a strong background in financial management, particularly in the metals market, after serving for 6 years as Senior Vice-President — Mining Finance and Metals Marketing with Standard Bank in New York.  Mr. Doyle is a Chartered Accountant and a Chartered Financial Analyst and holds a B.Bus.Sc (Honours) Finance degree from the University of Cape Town.

J.C. Stefan Spicer was the Chairman, President, and CEO, Central Fund of Canada Limited (“Central Fund”) until January 16, 2018, a position he held since 1995.  Mr. Spicer has lead numerous capital market transactions and has been a founder of several publicly traded entities.  Mr. Spicer has in excess of 35 years of investment industry experience.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 (De Minimis Non-audit Services) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending (1)	Auditor	Audit Fees (2)	Audit Related Fees (3)	Tax Fees (4)	All Other Fees (5)
2017	KPMG	$87,790	Nil	$4,950	$9,728
2017	McGovern Hurley	$59,000	Nil	Nil	Nil
2016	McGovern Hurley	$29,000	$5,000	Nil	Nil

Notes:

(1)         At the request of the Corporation, UHY McGovern, Hurley, LLP, Chartered Accounts resigned as auditor effective July 28, 2017, and KPMG LLP was appointed as successor auditor beginning on July 28, 2017.

(2)         The aggregate audit fees billed.

(3)         The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not included under the heading “Audit Fees”.

(4)         Fees billed for preparation of Corporation’s corporate tax return.

(5)         The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company to be filed on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for the financial year ended December 31, 2017.

SCHEDULE “A”

MAVERIX METALS INC.
AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE - CHARTER

PURPOSE

Senior management of Maverix Metals Inc. (the “Company”), as overseen by its Board of Directors (the “Board”), has primary responsibility for the Company’s financial reporting, accounting systems and internal controls. The Audit Committee (the “Committee”) is a standing committee of the Board established for the purposes of overseeing:

a.                   the quality and integrity of the Company’s financial and accounting reporting processes and internal accounting and financial control systems of the Company;

b.                   the external auditor’s qualifications and independence;

c.                    management’s responsibility for assessing the effectiveness of internal controls; and

d.                   the Company’s compliance with legal and regulatory requirements in connection with financial and accounting matters.

COMPOSITION AND OPERATION

a.                   The Committee shall be composed of at least three independent directors1 and all members of the Committee shall, to the satisfaction of the Board, be Financially Literate and at least one member will be a Committee Financial Expert (“Financially Literate” and “Committee Financial Expert” are defined in the Definitions section of this Charter).

b.                   The members of the Committee shall be appointed by the Board, based on the recommendation of the Nominating and Governance Committee, to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

c.                    The Committee shall appoint a chair (the “Chair”) from among its members who shall be an independent director. If the Chair is not present at any meeting of the Committee, one of the other Committee members present at the meeting shall be chosen to preside at the meeting.

d.                   The Committee will make every effort to meet at least four times per year and each member is entitled to request that an additional meeting be called, which will be held within two weeks of the request for such meeting. A quorum at meetings of the Committee shall be two members

1 In order to be considered “independent”, the following applies:

Pursuant to the Canadian Securities Administrators’ Multilateral Instrument 52-110 “Audit Committees”, a member of the Committee must not have a direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

Pursuant to United States securities laws, a member of the Committee may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries; nor be an affiliated  person, as such term is defined in Rule 10A-3 of the Securities and Exchange Act of 1934, of the Company or any of its subsidiaries.

UPDATED AND APPROVED BY THE BOARD April 25, 2018

FINAL

present in person or by telephone. The Committee may also act by unanimous written consent of its members as described under the heading “Authority” in this Charter.

e.                    The external auditor may request the Chair to call a meeting of the Committee to consider any matter that the auditor believes should be brought to the attention of the directors or the shareholders of the Company. In addition to the external auditor, each committee chair, members of board, as well as the Chief Executive Officer or Chief Financial Officer shall be entitled to request the Chair to call a meeting, which meeting shall be held within two weeks of the request.

f.                     Notice of the time and place of every meeting shall be given in writing or by email communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting.

g.                    The Committee shall fix its own procedure at meetings, keep records of its proceedings and provide a verbal report to the Board routinely at the next regularly scheduled Board meeting and shall provide copies of finalized minutes of meetings to the Corporate Secretary to be kept with the official minute books of the Company.

h.                   The Committee will review and approve its minutes of meetings and copies will be made available to the external auditor or its members as requested.

i.                       In camera sessions will be scheduled for each regularly scheduled quarterly Committee meeting, and as needed from time to time.

j.                      On an ad-hoc basis, the Committee may also meet separately with the Chief Executive Officer, the Chief Financial Officer, the General Counsel and such other members of management as they may deem necessary.

RESPONSIBILITIES AND DUTIES

Overall Committee:

To fulfill its responsibilities and duties the Committee will:

a.                   review this Charter periodically, but at least once per annum, and recommend to the Nominating and Governance Committee any necessary amendments;

b.                   review and, where necessary, recommend revisions to the Company’s disclosure in the Management Information Circular regarding the Committee’s composition and responsibilities and how they are discharged;

c.                    assist the Board in the discharge of its responsibilities relating to the quality, acceptability and integrity of the Company’s accounting policies and principles, reporting practices and internal controls;

d.                   review and recommend approval by the Board of all significant and material financial disclosure documents to be released by the Company, including but not limited to, quarterly and annual financial statements and management discussion and analysis, annual reports, Form 40-F, annual information forms, and prospectuses containing material information of a financial nature; and

e.                    oversee the relationship and maintain a direct line of communication with the Company’s external auditors and assess their performance.

Public Filings, Policies and Procedures:

The Committee is responsible for:

a.                   ensuring adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the Company’s disclosure controls and procedures, and management’s evaluation thereof, to ensure that financial information is recorded, processed, summarized and reported within the time periods required by law;

b.                   reviewing disclosures made to the Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for any significant deficiencies in the design or operation of internal controls or material weakness therein and any fraud involving management or other employees who have a significant role in internal controls; and

c.                    reviewing with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company’s financial reporting or accounting policies.

External Auditors

The responsibilities and duties of the Committee as they relate to the external auditor are to:

a.                   consider and make recommendations to the Board with respect to the external auditor to be nominated for appointment by shareholders at each annual general meeting or the Company;

b.                   review the performance of the external auditor and, where appropriate, recommend to the Board the removal of the external auditor;

c.                    confirm the independence and effectiveness of the external auditor, which will require receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the Company and any other factors that might affect the independence of the auditor;

d.                   oversee the work of the external auditor generally, and review and report to the Board on the planning and results of external audit work, including:

i.                       the external auditor’s engagement letter or other reports of the auditor;

ii.                    the reasonableness of the estimated fees and other compensation to be paid to the external auditor;

iii.                 the form and content of the quarterly and annual audit report, which should include, inter alia:

•        a summary of the Company’s internal controls and procedures;

•        any material issues raised in the most recent meeting of the Committee; and

•        any other related audit, review or attestation services performed for the Company by the external auditors.

e.                    actively engage in dialogue with the external auditor with respect to any disclosed relationships or services that may affect the independence and objectivity or the external auditor and take, or recommend the Board take, appropriate actions to oversee the independence of the external auditor;

f.                     monitor the relationship between management and the external auditor and resolve any disagreements between them regarding financial reporting; and

g.                    engage the external auditor in discussions regarding any amendments to critical accounting policies and practices; alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, including any potential ramifications and the preferred treatment by the independent auditor; and lastly, written communication between management and the independent auditor, including but not limited to the management letter and schedule of adjusted differences.

Internal Controls and Financial Reporting

The Committee will:

a.                   obtain reasonable assurance from discussions with (and/or reports from) management, and reports from the external auditors that the Company’s financial and accounting systems are reliable and are operating effectively;

b.                   in consultation with the external auditor, the CEO, the CFO, and where necessary, other members of management, review the integrity of the Company’s financial reporting process and the internal control structure;

c.                    review the acceptability of the Company’s accounting principles and direct the auditors’ examinations to particular areas of question or concern, as required;

d.                   request the auditors to undertake special examinations (e.g., review compliance with conflict of interest policies) when it deems necessary;

e.                    together with management, review control weaknesses identified by the external and internal auditors;

f.                     review the appointments of the chief financial officer and other key financial executives; and

g.                    during the annual audit process, consider if any significant matters regarding the Company’s internal controls and procedures over financial reporting, including any significant deficiencies or material weaknesses in their design or operation, need to be discussed with the external auditor, and review whether internal control recommendations made by the auditor have been implemented by management.

Ethical and Legal Compliance

The responsibilities and duties of the Committee as they relate to compliance and risk management are to:

a.                   obtain reasonable assurances as to the integrity of the CEO and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

b.                   review the adequacy, appropriateness and effectiveness of the Company’s policies and business practices which impact on the integrity, financial and otherwise, of the Company, including those relating to hedging, insurance, accounting, information services and systems and financial controls, and management reporting;

c.                    receive a report from management on tax issues and planning, including compliance with the Company’s source deduction obligations and other remittances under applicable tax or other legislation;

d.                   review annually the adequacy and quality of the Company’s financial and accounting staffing, including the need for and scope of internal audit reviews (if any);

e.                    establish procedures for a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

f.                     review any complaints and concerns received regarding accounting, internal controls, or auditing matters or with respect to the Company’s Code of Ethical Conduct, and the investigation and resolution thereof, and provide all relevant information relating to such complaints and concerns to the Nominating and Governance Committee;

g.                    review and monitor the Company’s compliance with applicable legal and regulatory requirements related to financial reporting and disclosure;

h.                   review all related-party transactions; and

i.                       carry the responsibility for reviewing reports from management, external auditors with respect to the Company’s compliance with the laws and regulations having a material impact on financial reporting and disclosure, including: tax and financial reporting laws and regulations; legal withholding requirements; environmental; and any other laws and regulations which expose directors to liability.

AUTHORITY

a.                   The Committee shall have the authority to:

i.                       incur reasonable expenses to engage independent counsel and other advisors as it determines necessary to carry out its duties;

ii.                    set and pay the compensation (after consultation with the CEO) for any advisors employed by the Committee; and

iii.                 communicate directly with the external auditors.

b.                   The Committee shall have the power, authority and discretion delegated to it by the Board which shall not include the power to change the membership of or fill vacancies in the Committee.

c.                    A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting. Such resolution shall be fired with the minutes of the proceedings of the Committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

d.                   The Board shall have the power at any time to revoke or override the authority given to or acts done by the Committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the Committee or fill vacancies in it as it shall see fit.

e.                    The Committee shall have unrestricted and unfettered access to all Company personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.

f.                     At the invitation of the Chair, one or more officers or employees of the Company may, and if required by the Committee,. shall attend a meeting of the Committee.

g.                    The Committee shall have the authority to obtain advice and assistance from outside legal, accounting or financial advisors in its sole discretion.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in the Company’s financial statements.

“Committee Financial Expert” means a person who has the following attributes:

a.                   an understanding of generally accepted accounting principles and financial statements;

b.                   the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c.                    experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised in the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d.                   an understanding of internal controls and procedures for financial reporting; and

e.                    an understanding of audit committee functions;

acquired through any one or more of the following:

f.                     education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

g.                    experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; or

h.                   experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements.; or other relevant experience.